AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 17, 2001
       ------------------------------------------------------------------

                                                        FILE NOS.  333-_____
                                                                   811-6117

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-4

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                     AND/OR

               REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY
                                   ACT OF 1940

                                AMENDMENT NO. 26

              ALLSTATE LIFE OF NEW YORK VARIABLE ANNUITY ACCOUNT II
                           (Exact Name of Registrant)

                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                               (Name of Depositor)

                               ONE ALLSTATE DRIVE
                                  P.O. BOX 9095
                          FARMINGVILLE, NEW YORK 11738
                                  516/451-5300
         (Address and Telephone Number of Depositor's Principal Offices)

                               MICHAEL J. VELOTTA
                  VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                   ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
                                3100 SANDERS ROAD
                           NORTHBROOK, ILLINOIS 60062
                                  847/402-2400
       (Name, Complete Address and Telephone Number of Agent for Service)

                                   COPIES TO:

CHARLES M. SMITH, JR., ESQUIRE           DANIEL J. FITZPATRICK, ESQUIRE
ALLSTATE LIFE INSURANCE COMPANY          MORGAN STANLEY DW INC.
  OF NEW YORK                            TWO WORLD TRADE CENTER
3100 SANDERS ROAD, J5B                   NEW YORK, NEW YORK 10048
NORTHBROOK, ILLINOIS  60062

Approximate date of proposed public offering: As soon as practicable after the effective date of this registration statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Title of Securities Being Registered: Units of interest in the Allstate Life of New York Variable Annuity Account II under deferred variable annuity contracts.

PREFERRED CLIENT VARIABLE ANNUITY

ALLSTATE LIFE INSURANCE COMPANY OF NEW YORK
CUSTOMER SERVICE:
P.O. BOX 94038
PALATINE, IL 60094-4038
TELEPHONE NUMBER: 1-800-256-9392            PROSPECTUS DATED NOVEMBER __, 2001

--------------------------------------------------------------------------------

Allstate Life Insurance Company of New York ("ALLSTATE NEW YORK") is offering the Preferred Client Variable Annuity, a group flexible premium deferred variable annuity contract ("CONTRACT"). This prospectus contains information about the Contract that you should know before investing. Please keep it for future reference.

The Contract offers 33 investment alternatives ("INVESTMENT ALTERNATIVES"). The investment alternatives include a fixed account option ("FIXED ACCOUNT OPTION") and 32 variable sub-accounts ("VARIABLE SUB-ACCOUNTS") of the Allstate Life of New York Variable Annuity Account II ("VARIABLE ACCOUNT"). Each Variable Sub-Account invests exclusively in shares of portfolios ("PORTFOLIOS") of the following mutual funds ("FUNDS"):

       - AIM VARIABLE INSURANCE FUNDS

       - ALLIANCE VARIABLE PRODUCTS SERIES FUND (CLASS B SHARES)

       - MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS X SHARES)

       - THE UNIVERSAL INSTITUTIONAL FUNDS, INC.

       - PUTNAM VARIABLE TRUST (CLASS IB SHARES)

       - VAN KAMPEN LIFE INVESTMENT TRUST

WE (Allstate New York) have filed a Statement of Additional Information, dated November __, 2001, with the Securities and Exchange Commission ("SEC"). It contains more information about the Contract and is incorporated herein by reference, which means that it is legally a part of this prospectus. Its table of contents appears on page of this prospectus. For a free copy, please write or call us at the address or telephone number above, or go to the SEC's Web site (http://www.sec.gov). You can find other information and documents about us, including documents that are legally a part of this prospectus, at the SEC's Web site.
--------------------------------------------------------------------------------



                   THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR
                   DISAPPROVED THE SECURITIES DESCRIBED IN THIS PROSPECTUS, NOR
                   HAS IT PASSED ON THE ACCURACY OR THE ADEQUACY OF THIS
    IMPORTANT      PROSPECTUS. ANY ONE WHO TELLS YOU OTHERWISE IS COMMITTING A
     NOTICES       FEDERAL CRIME.

                   INVESTMENT IN THE CONTRACTS INVOLVES INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

                   THE CONTRACTS ARE AVAILABLE ONLY IN NEW YORK.

                            1      PROSPECTUS

TABLE OF CONTENTS
-------------------------------------------------------------------

                                                                          PAGE
----------------------------------------------------------------------------
OVERVIEW
----------------------------------------------------------------------------
   Important Terms
----------------------------------------------------------------------------
   The Contract At A Glance
----------------------------------------------------------------------------
   How the Contract Works
----------------------------------------------------------------------------
   Expense Table
----------------------------------------------------------------------------
   Financial Information
----------------------------------------------------------------------------
CONTRACT FEATURES
----------------------------------------------------------------------------
   The Contract
----------------------------------------------------------------------------
   Purchase of Contracts
----------------------------------------------------------------------------
   Contract Value
----------------------------------------------------------------------------
   Investment Alternatives
----------------------------------------------------------------------------
      The Variable Sub-Accounts
----------------------------------------------------------------------------
      The Fixed Account Option
----------------------------------------------------------------------------
      Transfers
----------------------------------------------------------------------------
   Expenses
----------------------------------------------------------------------------
   Access to Your Money
----------------------------------------------------------------------------
   Income Plans
----------------------------------------------------------------------------
   Death Benefits
----------------------------------------------------------------------------
OTHER INFORMATION
----------------------------------------------------------------------------
   More Information:
----------------------------------------------------------------------------
      Allstate New York
----------------------------------------------------------------------------
      The Variable Account
----------------------------------------------------------------------------
      The Portfolios
----------------------------------------------------------------------------
      The Contract
----------------------------------------------------------------------------
      Qualified Plans
----------------------------------------------------------------------------
      Legal Matters
----------------------------------------------------------------------------
   Taxes
----------------------------------------------------------------------------
   Performance Information
----------------------------------------------------------------------------
STATEMENT OF ADDITIONAL INFORMATION TABLE OF CONTENTS                   A-1
----------------------------------------------------------------------------


                            2      PROSPECTUS

IMPORTANT TERMS
-------------------------------------------------------------------

This prospectus uses a number of important terms that you may not be familiar with. The index below identifies the page that describes each term. The first use of each term in this prospectus appears in highlights.

                                                                           PAGE
--------------------------------------------------------------------------------
   Accumulation Phase
--------------------------------------------------------------------------------
   Accumulation Unit
--------------------------------------------------------------------------------
   Accumulation Unit Value
--------------------------------------------------------------------------------
   Allstate New York ("We")
--------------------------------------------------------------------------------
   Annuitant
--------------------------------------------------------------------------------
   Automatic Additions Program
--------------------------------------------------------------------------------
   Automatic Portfolio Rebalancing Program
--------------------------------------------------------------------------------
   Beneficiary
--------------------------------------------------------------------------------
   Cancellation Period
--------------------------------------------------------------------------------
   *Contract
--------------------------------------------------------------------------------
   Contract Anniversary
--------------------------------------------------------------------------------
   Contract Owner ("You")
--------------------------------------------------------------------------------
   Contract Value
--------------------------------------------------------------------------------
   Contract Year
--------------------------------------------------------------------------------
   Death Benefit Anniversary
--------------------------------------------------------------------------------
   Dollar Cost Averaging Option
--------------------------------------------------------------------------------
   Dollar Cost Averaging Program
--------------------------------------------------------------------------------
   Due Proof of Death
--------------------------------------------------------------------------------
   Fixed Account Option
--------------------------------------------------------------------------------
   Funds
--------------------------------------------------------------------------------
   Income Plan
--------------------------------------------------------------------------------
   Investment Alternatives
--------------------------------------------------------------------------------
   Issue Date
--------------------------------------------------------------------------------
   Payout Phase
--------------------------------------------------------------------------------
   Payout Start Date
--------------------------------------------------------------------------------
   Performance Death Benefit Option
--------------------------------------------------------------------------------
   Portfolios
--------------------------------------------------------------------------------
   Qualified Contracts
--------------------------------------------------------------------------------
   Right to Cancel
--------------------------------------------------------------------------------
   SEC
--------------------------------------------------------------------------------
   Settlement Value
--------------------------------------------------------------------------------
   Systematic Withdrawal Program
--------------------------------------------------------------------------------
   Valuation Date
--------------------------------------------------------------------------------
   Variable Account
--------------------------------------------------------------------------------
   Variable Sub-Account
--------------------------------------------------------------------------------


* The Preferred Client Variable Annuity is available only as a group Contract. We will issue you a certificate that represents your ownership and that summarizes the provisions of the group Contract. References to "Contract" in this prospectus include certificates, unless the context requires otherwise.

                            3      PROSPECTUS

THE CONTRACT AT A GLANCE
-------------------------------------------------------------------

The following is a snapshot of the Contract. Please read the remainder of this prospectus for more information.

FLEXIBLE PAYMENTS

                    You can purchase a Contract with an initial purchase payment of $1,000 or more. You can add to your Contract as often and as much as you like, but each payment must be at least $100.
                    You must maintain a minimum account size of $1,000.

--------------------------------------------------------------------------------------------------------

RIGHT TO CANCEL

                    You may cancel your  Contract  within 10 days after  receipt
                    (pursuant  to New York  law,  60 days if you are  exchanging
                    another   Contract  for  the  Contract   described  in  this
                    prospectus)  ("CANCELLATION PERIOD"). Upon cancellation,  to the extent permitted by federal or state law, we will return your purchase  payments  adjusted to reflect the  investment experience of any amounts allocated to the Variable Account.

--------------------------------------------------------------------------------------------------------

EXPENSES                           You will bear the following expenses:

                                   -  Total Variable Account annual
                                      fees equal to 0.70% of average
                                      daily net assets (0.83% if you
                                      select the Performance Death
                                      Benefit Option).

                                   -  Transfer fee of $25 after 12th transfer
                                      in any Contract Year (fee currently waived)

                                   -  State premium tax (New York does
                                      not currently impose one).
                                      In addition, each Portfolio pays
                                      expenses that you will bear
                                      indirectly if you invest in a
                                      Variable Sub-Account.
--------------------------------------------------------------------------------------------------------

INVESTMENT ALTERNATIVES        The Contract offers 33 investment alternatives including:

                               -  a Fixed Account Option (which credits interest at rates we guarantee)

                               -  32 Variable Sub-Accounts
                                  investing in Portfolios offering
                                  professional money management by
                                  these investment advisers:

                                        -  A I M ADVISORS, INC.
                                        -  ALLIANCE CAPITAL MANAGEMENT, L.P.
                                        -  MORGAN STANLEY INVESTMENT ADVISORS INC.
                                        -  MORGAN STANLEY INVESTMENTS L.P.
                                        -  MORGAN STANLEY ASSET MANAGEMENT INC.
                                        -  PUTNAM INVESTMENT MANAGEMENT, INC.
                                        -  VAN KAMPEN ASSET MANAGEMENT INC.

                               To find out current  rates  being paid on the Fixed  Account
                               Option,  or to find out how the Variable  Sub-Accounts  have performed, call us at 1-800-256-9392

--------------------------------------------------------------------------------------------------------

SPECIAL SERVICES                For your convenience, we offer these special services:

                                            -  AUTOMATIC ADDITIONS PROGRAM
                                            -  AUTOMATIC PORTFOLIO REBALANCING PROGRAM
                                            -  DOLLAR COST AVERAGING PROGRAM
                                            -  SYSTEMATIC WITHDRAWAL PROGRAM

                            4      PROSPECTUS

--------------------------------------------------------------------------------------------------------

INCOME PAYMENTS                 You can choose fixed income payments, variable amount income payments, or a combination of the two. You can receive your income payments in one of the following ways:

                                    - life income with guaranteed payments
                                    - joint and survivor life income
                                    - guaranteed payments for a specified period
--------------------------------------------------------------------------------------------------------

DEATH BENEFITS                   If you or the  ANNUITANT  dies before the PAYOUT START DATE, we will pay the death benefit described in the Contract.  We also offer a death benefit option.

--------------------------------------------------------------------------------------------------------

TRANSFERS

                                 Before the Payout Start Date, you may transfer your Contract value ("CONTRACT VALUE") among the investment  alternatives, with certain  restrictions.  Transfers must be at least $100 or the total amount in the investment alternative, whichever is less.

                                 We do not currently impose a fee upon transfers. However, we reserve the right to charge $25 per transfer  after the 12th transfer in each "Contract  Year," which we measure from the date  we  issue  your  contract  or a  Contract  anniversary
                                 ("CONTRACT ANNIVERSARY").

--------------------------------------------------------------------------------------------------------

WITHDRAWALS

                                You may withdraw some or all of your  Contract  Value at any time during the  Accumulation  Phase.  In general,  you must withdraw at least $500 at a time or the total  amount in the investment  alternative,  if less. A 10% federal tax penalty may apply if you withdraw before you are 59 1/2 years old.

The Preferred Client Variable Annuity is currently offered only through investment accounts that charge an annual fee in lieu of sales charges or an investment advisory fee. Fees for these accounts are specified in the respective account agreements and typically start at 1% and may be subject to minimum fees of $1,000 or more. The fees and expenses associated with these accounts are separate from and in addition to the fees and expenses associated with the Preferred Client Variable Annuity. You should consult your Morgan Stanley Financial Advisor for details.

                            5      PROSPECTUS

HOW THE CONTRACT WORKS
-------------------------------------------------------------------

The Contract basically works in two ways.

First, the Contract can help you (we assume you are the "CONTRACT OWNER") save for retirement because you can invest in up to 33 investment alternatives and pay no federal income taxes on any earnings until you withdraw them. You do this during what we call the "ACCUMULATION PHASE" of the Contract. The Accumulation Phase begins on the date we issue your Contract (we call that date the "ISSUE DATE") and continues until the Payout Start Date, which is the date we apply your money to provide income payments. During the Accumulation Phase, you may allocate your purchase payments to any combination of the Variable Sub-Accounts and/or the Fixed Account Option. If you invest in the Fixed Account Option, you will earn a fixed rate of interest that we declare periodically. If you invest in any of the Variable Sub-Accounts, your investment return will vary up or down depending on the performance of the corresponding Portfolios.

Second, the Contract can help you plan for retirement because you can use it to receive retirement income for life and/or for a pre-set number of years, by selecting one of the income payment options (we call these "INCOME PLANS") described on page 21. You receive income payments during what we call the "PAYOUT PHASE" of the Contract, which begins on the Payout Start Date and continues until we make the last payment required by the Income Plan you select. During the Payout Phase, if you select a fixed income payment option, we guarantee the amount of your payments, which will remain fixed. If you select a variable income payment option, based on one or more of the Variable Sub-Accounts, the amount of your payments will vary up or down depending on the performance of the corresponding Portfolios. The amount of money you accumulate under your Contract during the Accumulation Phase and apply to an Income Plan will determine the amount of your income payments during the Payout Phase.

The timeline below illustrates how you might use your Contract.

         ISSUE           ACCUMULATION PHASE       PAYOUT START      PAYOUT
          DATE                                        DATE          PHASE
  ------------------------------------------------------------------------------------------------------------
  You buy               You save for          You elect to receive  You can receive       Or you can
  a Contract            retirement            income                income payments       receive income
                                              payments or receive   for a set period      payments for life
                                              a lump sum payment

As the Contract owner, you exercise all of the rights and privileges provided by the Contract. If you die, any surviving Contract owner or, if there is none, the BENEFICIARY will exercise the rights and privileges provided by the Contract. SEE "THE CONTRACT." In addition, if you die before the Payout Start Date, we will pay a death benefit to any surviving Contract owner, or if there is none, to your Beneficiary. SEE "Death Benefits."

Please call us at 1-800-256-9392if you have any question about how the Contract works.

                            6      PROSPECTUS

EXPENSE TABLE
-------------------------------------------------------------------

The table below lists the expenses that you will bear directly or indirectly when you buy a Contract. The table and the examples that follow do not reflect premium taxes because New York does not currently impose premium taxes on annuities. For more information about Variable Account expenses, see "Expenses," below. For more information about Portfolio expenses, please refer to the accompanying prospectuses for the Funds. The table and expenses also do not reflect the expenses associated with the Choice Account Program. Please see your Morgan Stanley Financial Advisor for details.

CONTRACT OWNER TRANSACTION EXPENSES


Withdrawal Charge                              None
---------------------------------------------------
Annual Contract Maintenance Charge             None
---------------------------------------------------
Transfer Fee                                   $25*
---------------------------------------------------


*Applies solely to the thirteenth and subsequent transfers within a Contract
 Year excluding transfers due to dollar cost averaging and automatic portfolio rebalancing. We are currently waiving the transfer fee.

VARIABLE ACCOUNT ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE DAILY NET ASSET VALUE
DEDUCTED FROM EACH VARIABLE SUB-ACCOUNT)

                                                            With
                                                             the
                                                Basic       Performance Death
Contract      Benefit Option
------------------------------------------------------------------------------
Mortality and Expense Risk Charge               0.60%              0.73%
------------------------------------------------------------------------------
Administrative Expense Charge                   0.10%              0.10%
------------------------------------------------------------------------------
Total Variable Account Annual Expense           0.70%              0.83%
------------------------------------------------------------------------------


                            7      PROSPECTUS

PORTFOLIO ANNUAL EXPENSES (After Voluntary Reductions and Reimbursements) (as a percentage of Portfolio average daily net assets)(1)

                                                         Management          Rule 12b-1           Other           Total Portfolio
Portfolio                                                   Fees                Fees             Expenses         Annual Expenses
---------------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS
AIM V.I. Capital Appreciation Fund                         0.61%                 N/A             0.21%                0.82%
---------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth Fund                                       0.61%                 N/A             0.22%                0.83%
---------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Value Fund                                        0.61%                 N/A             0.23%                0.84%
---------------------------------------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUNDS (CLASS B
  SHARES)(2)
Alliance Growth                                            0.75%                0.25%            0.08%                 1.08%
---------------------------------------------------------------------------------------------------------------------------------
Alliance Growth and Income                                 0.63%                0.25%            0.07%                 0.95%
---------------------------------------------------------------------------------------------------------------------------------
Alliance Premier Growth                                    1.00%                0.25%            0.05%                 1.30%
---------------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT
  SERIES (CLASS X SHARES)
Aggressive Equity                                          0.75%                 N/A             0.07%                 0.82%
---------------------------------------------------------------------------------------------------------------------------------
Capital Growth                                             0.65%                 N/A             0.04%                 0.69%
---------------------------------------------------------------------------------------------------------------------------------
Competitive Edge "Best Ideas"                              0.65%                 N/A             0.06%                 0.71%
---------------------------------------------------------------------------------------------------------------------------------
Dividend Growth                                            0.53%                 N/A             0.01%                 0.54%
---------------------------------------------------------------------------------------------------------------------------------
Equity                                                     0.49%                 N/A             0.01%                 0.50%
---------------------------------------------------------------------------------------------------------------------------------
European Growth                                            0.94%                 N/A             0.06%                 1.00%
---------------------------------------------------------------------------------------------------------------------------------
Global Dividend Growth                                     0.75%                 N/A             0.05%                 0.80%
---------------------------------------------------------------------------------------------------------------------------------
High Yield                                                 0.50%                 N/A             0.04%                 0.54%
---------------------------------------------------------------------------------------------------------------------------------
Income Builder                                             0.75%                 N/A             0.06%                 0.81%
---------------------------------------------------------------------------------------------------------------------------------
Information(3)                                             0.00%                 N/A             0.00%                 0.00%
---------------------------------------------------------------------------------------------------------------------------------
Money Market                                               0.50%                 N/A             0.02%                 0.52%
---------------------------------------------------------------------------------------------------------------------------------
Pacific Growth                                             0.95%                 N/A             0.26%                 1.21%
---------------------------------------------------------------------------------------------------------------------------------
Quality Income Plus                                        0.50%                 N/A             0.02%                 0.52%
---------------------------------------------------------------------------------------------------------------------------------
Short-Term Bond                                            0.45%                 N/A             0.53%                 0.98%
---------------------------------------------------------------------------------------------------------------------------------
Strategist                                                 0.50%                 N/A             0.02%                 0.52%
---------------------------------------------------------------------------------------------------------------------------------
S&P 500 Index                                              0.40%                 N/A             0.05%                 0.45%
---------------------------------------------------------------------------------------------------------------------------------
Utilities                                                  0.64%                 N/A             0.02%                 0.66%
---------------------------------------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.(4)
Emerging Markets Equity                                    1.09%                 N/A             0.71%                 1.80%
---------------------------------------------------------------------------------------------------------------------------------
Equity Growth                                              0.48%                 N/A             0.37%                 0.85%
---------------------------------------------------------------------------------------------------------------------------------
International Magnum                                       0.50%                 N/A             0.68%                 1.18%
---------------------------------------------------------------------------------------------------------------------------------
Mid Cap Value                                              0.53%                 N/A             0.52%                 1.05%
---------------------------------------------------------------------------------------------------------------------------------
U.S. Real Estate                                           0.74%                 N/A             0.36%                 1.10%
---------------------------------------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUST (CLASS IB SHARES)
Putnam VT Growth and Income Fund                           0.46%                0.25%            0.04%                 0.75%
---------------------------------------------------------------------------------------------------------------------------------
Putnam VT International Growth Fund                        0.80%                0.25%            0.17%                 1.22%
---------------------------------------------------------------------------------------------------------------------------------
Putnam VT Voyager Fund                                     0.51%                0.25%            0.05%                 0.81%
---------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
Van Kampen LIT Emerging Growth                             0.70%                 N/A             0.05%                 0.75%
---------------------------------------------------------------------------------------------------------------------------------

(1) Figures shown in the Table are for the year ended December 31, 2000 (except as otherwise noted).

(2) Class B of the Alliance Variable Products Series Fund has a distribution plan or "Rule 12b-1" plan as described in the Fund's prospectus.

(3) The Investment Manager has agreed to assume all operating expenses and to waive the compensation provided for in its Investment Management Agreement until such time as the Portfolio has $50 million of net assets or December 31, 2001, whichever occurs first. If the investment manager had not assumed and waived these expenses, the annualized ratio of expenses to average net assets are estimated to be 0.75% for "Management Fees" and 1.07% for "Other Expenses and 1.82% for "Total Portfolio Annual Expenses."


                            8      PROSPECTUS

(4) Absent voluntary reductions and reimbursements for certain Portfolios, "Management Fees," "Rule 12b-1 Fees," "Other Expenses," and "Total Portfolio Annual Expenses" as a percent of average net assets of the portfolios would have been as follows:

                                                         Management          Rule 12b-1           Other           Total Portfolio
    Portfolio                                               Fees                Fees             Expenses         Annual Expenses
    -----------------------------------------------------------------------------------------------------------------------------
    Emerging Markets Equity                                 1.25%                 N/A             0.71%                1.96%
    -----------------------------------------------------------------------------------------------------------------------------
    Equity Growth                                           0.55%                 N/A             0.37%                0.92%
    -----------------------------------------------------------------------------------------------------------------------------
    International Magnum                                    0.80%                 N/A             0.68%                1.48%
    -----------------------------------------------------------------------------------------------------------------------------
    Mid Cap Value                                           0.75%                 N/A             0.52%                1.27%
    -----------------------------------------------------------------------------------------------------------------------------
    U.S. Real Estate                                        0.80%                 N/A             0.36%                1.16%
    -----------------------------------------------------------------------------------------------------------------------------

The Portfolio's Advisors may discontinue all or part of these reductions and reimbursements at any time. Additionally, in determining the actual amount of voluntary management fee waiver and/or expense reimbursement for a Portfolio, if any, the adviser excluded from the total annual operating expenses certain investment related expenses, such as foreign country tax expense and interest expense on borrowing. If included in "Other Expenses", respectively, Other Expenses would be as follows: Emerging Markets Equity Portfolio 0.76% and International Magnum Portfolio 0.71%.

                            9      PROSPECTUS

EXAMPLE

The example below shows the dollar amount of expenses that you would bear directly or indirectly if you:

- invested $1,000 in a Variable Sub-Account,

- earned a 5% annual return on your investment

- elected the Performance Death Benefit Option

THE EXAMPLE DOES NOT INCLUDE ANY TAX PENALTIES YOU MAY BE REQUIRED TO PAY IF YOU SURRENDERED YOUR CONTRACT. THIS EXAMPLE DOES NOT INCLUDE DEDUCTIONS FOR PREMIUM TAXES BECAUSE NEW YORK DOES NOT CHARGE PREMIUM TAXES ON ANNUITIES.

Variable Sub-Account                                          1 Year            3 Years            5 Years            10 Years
------------------------------------------------------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS
AIM V.I. Capital Appreciation                                  $17                $52               $ 90                $197
------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Growth                                                $17                $53               $ 91                $198
------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Value                                                 $17                $53               $ 91                $199
------------------------------------------------------------------------------------------------------------------------------
ALLIANCE VARIABLE PRODUCTS SERIES FUNDS (CLASS B SHARES)
Alliance Growth                                                $20                $61               $104                $225
------------------------------------------------------------------------------------------------------------------------------
Alliance Growth and Income                                     $18                $56               $ 97                $211
------------------------------------------------------------------------------------------------------------------------------
Alliance Premier Growth                                        $22                $67               $115                $248
------------------------------------------------------------------------------------------------------------------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS Y SHARES)
Aggressive Equity                                              $17                $52               $ 90                $197
------------------------------------------------------------------------------------------------------------------------------
Capital Growth                                                 $16                $48               $ 83                $182
------------------------------------------------------------------------------------------------------------------------------
Competitive Edge "Best Ideas"                                  $16                $49               $ 84                $184
------------------------------------------------------------------------------------------------------------------------------
Dividend Growth                                                $14                $44               $ 75                $165
------------------------------------------------------------------------------------------------------------------------------
Equity                                                         $14                $42               $ 73                $161
------------------------------------------------------------------------------------------------------------------------------
European Growth                                                $19                $58               $100                $216
------------------------------------------------------------------------------------------------------------------------------
Global Dividend Growth                                         $17                $52               $ 89                $194
------------------------------------------------------------------------------------------------------------------------------
High Yield                                                     $14                $44               $ 75                $165
------------------------------------------------------------------------------------------------------------------------------
Income Builder                                                 $17                $52               $ 90                $196
-----------------------------------------------------------------------------------------------------------------------------
Information Portfolio                                          $ 9                $27               $ 46                $103
-----------------------------------------------------------------------------------------------------------------------------
Money Market                                                   $14                $43               $ 74                $163
------------------------------------------------------------------------------------------------------------------------------
Pacific Growth                                                 $21                $65               $111                $239
------------------------------------------------------------------------------------------------------------------------------
Quality Income Plus                                            $14                $43               $ 74                $163
------------------------------------------------------------------------------------------------------------------------------
Short-Term Bond                                                $19                $57               $ 99                $214
------------------------------------------------------------------------------------------------------------------------------
S&P 500 Index                                                  $13                $41               $ 71                $155
------------------------------------------------------------------------------------------------------------------------------
Strategist                                                     $14                $43               $ 74                $163
------------------------------------------------------------------------------------------------------------------------------
Utilities                                                      $15                $47               $ 82                $179
------------------------------------------------------------------------------------------------------------------------------
THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
Emerging Markets Equity                                        $27                $83               $141                $299
------------------------------------------------------------------------------------------------------------------------------
Equity Growth                                                  $17                $53               $ 92                $200
------------------------------------------------------------------------------------------------------------------------------
International Magnum                                           $21                $64               $109                $235
------------------------------------------------------------------------------------------------------------------------------
Mid-Cap Value                                                  $19                $60               $102                $222
------------------------------------------------------------------------------------------------------------------------------
U.S. Real Estate                                               $20                $61               $105                $227
------------------------------------------------------------------------------------------------------------------------------
PUTNAM VARIABLE TRUST (CLASS IB SHARES)
Putnam VT Growth and Income                                    $16                $50               $ 87                $189
------------------------------------------------------------------------------------------------------------------------------
Putnam VT International Growth                                 $21                $65               $111                $240
------------------------------------------------------------------------------------------------------------------------------
Putnam VT Voyager                                              $17                $52               $ 90                $196
------------------------------------------------------------------------------------------------------------------------------
VAN KAMPEN LIFE INVESTMENT TRUST
Emerging Growth                                                $16                $50               $ 87                $189
------------------------------------------------------------------------------------------------------------------------------

PLEASE REMEMBER THAT YOU ARE LOOKING AT AN EXAMPLE AND NOT A REPRESENTATION OF PAST OR FUTURE EXPENSES. YOUR ACTUAL EXPENSES MAY BE LOWER OR GREATER THAN THOSE SHOWN ABOVE. SIMILARLY, YOUR RATE OF RETURN MAY BE LOWER OR GREATER THAN 5%, WHICH IS NOT GUARANTEED. THE ABOVE EXAMPLES ASSUME THE ELECTION OF THE PERFORMANCE DEATH BENEFIT OPTION, WITH A MORTALITY AND EXPENSE RISK CHARGE OF 0.73%. IF THIS OPTION WAS NOT ELECTED, THE EXPENSE FIGURES SHOWN ABOVE WOULD BE SLIGHTLY LOWER.

                            10     PROSPECTUS

FINANCIAL INFORMATION
-------------------------------------------------------------------

To measure the value of your investment in the Variable Sub-Accounts during the Accumulation Phase, we use a unit of measure we call the "ACCUMULATION UNIT." Each Variable Sub-Account has a separate value for its Accumulation Units we call the "ACCUMULATION UNIT VALUE." Accumulation Unit Value is similar to, but not the same as, the share price of a mutual fund.

There are no Accumulation Unit Values to report because the Contracts were first offered as of the date of this prospectus. The financial statements of the Variable Account and Allstate New York appear in the Statement of Additional Information.

                            11     PROSPECTUS

THE CONTRACT
-------------------------------------------------------------------

CONTRACT OWNER
The Preferred Client Variable Annuity is a contract between you, the Contract owner, and Allstate New York, a life insurance company. As the Contract owner, you may exercise all of the rights and privileges provided to you by the Contract. That means it is up to you to select or change (to the extent permitted):

- the investment alternatives during the Accumulation and Payout Phases,

- the amount and timing of your purchase payments and withdrawals,

- the programs you want to use to invest or withdraw money,

- the income payment plan you want to use to receive retirement income,

- the Owner, if the Owner is a natural person,

- the Annuitant (either yourself or someone else) on whose life the income payments will be based,

- the Beneficiary or Beneficiaries who will receive the benefits that the Contract provides when the last surviving Contract owner dies, and

- any other rights that the Contract provides.

If you die, any surviving Contract owner, or, if none, the Beneficiary will exercise the rights and privileges provided to them by the Contract. The Contract cannot be jointly owned by both a non-natural person and a natural person. The maximum age of the oldest Contract Owner cannot exceed 90 as of the date we receive the completed application.

You can use the Contract with or without a qualified plan. A "qualified plan" is a retirement savings plan, such as an IRA or tax-sheltered annuity, that meets the requirements of the Internal Revenue Code. Qualified plans may limit or modify your rights and privileges under the Contract. We use the term "Qualified Contract" to refer to a Contract used with a qualified plan. See "Qualified Plans" on page 27.

NEW OWNER

The New Owner is the Owner determined immediately after death of the Owner. The New Owner is:

o        the surviving Owner; or
o        if no surviving Owner, the beneficiary(ies) of a single Owner.

ANNUITANT
The Annuitant is the individual whose life determines the amount and duration of income payments (other than under Income Plans with guaranteed payments for a specified period). The Annuitant must be a natural person. The maximum age of the oldest Annuitant cannot exceed 80 as of the date we receive the completed application.

You initially designate an Annuitant in your application. If the Contract owner is a natural person, you may change the Annuitant at any time prior to the Payout Start Date. Once we receive your change request, any change will be effective at the time you sign the written notice. We are not liable for any payment we make or other action we take before receiving any written request from you. Before the Payout Start Date, you may designate a joint Annuitant, who is a second person on whose life income payments depend. If the Annuitant dies prior to the Payout Start Date, the new Annuitant will be the youngest Contract owner, otherwise, the youngest Beneficiary, unless the Contract owner names a different Annuitant.

BENEFICIARY
The Beneficiary is the person who may elect to receive the death benefit or become the new Contract owner if the sole surviving Contract owner dies before the Payout Start Date. If the sole surviving Contract owner dies after the Payout Start Date, the Beneficiary will receive any guaranteed income payments scheduled to continue.

You may name one or more Beneficiaries when you apply for a Contract. You may change or add Beneficiaries at any time by writing to us, unless you have designated an irrevocable Beneficiary. We will provide a change of Beneficiary form to be signed and filed with us. Any change will be effective at the time you sign the written notice, whether or not the Annuitant is living when we receive the notice. Until we receive your written notice to change a Beneficiary, we are entitled to rely on the most recent Beneficiary information in our files. We will not be liable as to any payment or settlement made prior to receiving the written notice. Accordingly, if you wish to change your Beneficiary, you should deliver your written notice to us promptly.

If you did not name a Beneficiary or, if the named Beneficiary is no longer living and there are no other surviving Beneficiaries, the new Beneficiary will be:

- your spouse, if he or she is still alive, otherwise

- your surviving children equally, or if you have no surviving children,

- your estate.

If more than one Beneficiary survives you, (or the Annuitant, if the Contract owner is not a natural person) we will divide the death benefit among your Beneficiaries according to your most recent written instructions. If you have not given us written instructions, we will pay the death benefit in equal amounts to the surviving Beneficiaries.

MODIFICATION OF THE CONTRACT
Only a Allstate New York officer may approve a change in or waive any provision of the Contract. Any change or waiver must be in writing. None of our agents has the authority to change or waive the provisions of the Contract. We may not change the terms of the Contract without your consent, except to conform the Contract to applicable law or changes in the law. If a provision of the Contract is inconsistent with state law, we will follow state law.

                            12     PROSPECTUS

ASSIGNMENT
We will not honor an assignment of an interest in a Contract as collateral or security for a loan. However, you may assign periodic income payments under the Contract prior to the Payout Start Date. No Beneficiary may assign benefits under the Contract until they are payable to the Beneficiary. We will not be bound by any assignment until the assignor signs it and files it with us. We are not responsible for the validity of any assignment. Federal law prohibits or restricts the assignment of benefits under many types of retirement plans and the terms of such plans may themselves contain restrictions on assignments. An assignment may also result in taxes or tax penalties. YOU SHOULD CONSULT WITH AN ATTORNEY BEFORE TRYING TO ASSIGN YOUR CONTRACT.

PURCHASE OF CONTRACTS
-------------------------------------------------------------------

MINIMUM PURCHASE PAYMENTS
Your initial purchase payment must be at least $1,000. We may increase or decrease this minimum in the future. You may make additional purchase payments of at least $100 at any time prior to the Payout Start Date. We reserve the right to lower the minimum and limit the maximum amount of purchase payments we will accept. We also reserve the right to reject any application.

AUTOMATIC ADDITIONS PROGRAM
You may make subsequent purchase payments of at least $100 by automatically transferring amounts from your bank account or your Morgan Stanley Choice account. Please consult your Morgan Stanley Financial Advisor for details.

ALLOCATION OF PURCHASE PAYMENTS
At the time you apply for a Contract, you must decide how to allocate your purchase payments among the investment alternatives. The allocation you specify on your application will be effective immediately. All allocations must be in whole percentages that total 100% or in whole dollars. The minimum you may allocate to any investment alternative is $100. You can change your allocations by notifying us in writing.

We will allocate your purchase payments to the investment alternatives according to your most recent instructions on file with us. Unless you notify us in writing otherwise, we will allocate subsequent purchase payments according to the allocation for the previous purchase payment. We will effect any change in allocation instructions at the time we receive written notice of the change in good order.

We will credit the initial purchase payment that accompanies your completed application to your Contract within 2 business days after we receive the payment at ourservice center. If your application is incomplete, we will ask you to complete your application within 5 business days. If you do so, we will credit your initial purchase payment to your Contract within that 5 business day period. If you do not, we will return your purchase payment at the end of the 5 business day period unless you expressly allow us to hold it until you complete the application. We will credit subsequent purchase payments to the Contract on the business day that we receive the purchase payment at our service center.

We use the term "business day" to refer to each day Monday through Friday that the New York Stock Exchange is open for business. We also refer to these days as "VALUATION DATES." If we receive your purchase payment after 4 p.m. Eastern Time on any Valuation Date, we will credit your purchase payment using the Accumulation Unit Values computed on the next Valuation Date.

RIGHT TO CANCEL
You may cancel the Contract within the Cancellation Period, which is the 10-day period after you receive the Contract (60 days if you are exchanging another contract for the Contract described in this prospectus). If you exercise this "RIGHT TO CANCEL," the Contract terminates and we will pay you the full amount of your purchase payments allocated to the Fixed Account Option. We also will return your purchase payments allocated to the Variable Account after an adjustment, to the extent state or federal law permit, to reflect investment gain or loss that occurred from the date of allocation through the date of cancellation. If your Contract is qualified under Section 408 of the Internal Revenue Code, we will refund the greater of any purchase payments or the Contract Value.

                            13     PROSPECTUS

CONTRACT VALUE
-------------------------------------------------------------------

Your Contract Value at any time during the Accumulation Phase is equal to the sum of the value of your Accumulation Units in the Variable Sub-Accounts you have selected, plus the value of your investment in the Fixed Account Option.

ACCUMULATION UNITS
To determine the number of Accumulation Units of each Variable Sub-Account to allocate to your Contract, we divide (i) the amount of the purchase payment or transfer you have allocated to a Variable Sub-Account by (ii) the Accumulation Unit Value of that Variable Sub-Account next computed after we receive your payment or transfer. For example, if we receive a $10,000 purchase payment allocated to a Variable Sub-Account when the Accumulation Unit Value for the Sub-Account is $10, we would credit 1,000 Accumulation Units of that Variable Sub-Account to your Contract. Withdrawals and transfers from a Variable Sub-Account would, of course, reduce the number of Accumulation Units of that Sub-Account allocated to your Contract.

ACCUMULATION UNIT VALUE
As a general matter, the Accumulation Unit Value for each Variable Sub-Account will rise or fall to reflect:

- changes in the share price of the Portfolio in which the Variable Sub-Account invests, and

- the deduction of amounts reflecting the mortality and expense risk charge, administrative expense charge, and any provision for taxes that have accrued since we last calculated the Accumulation Unit Value.

We determine transfer fees (currently waived) separately for each Contract. They do not affect Accumulation Unit Value. Instead, we obtain payment of those charges and fees by redeeming Accumulation Units. For details on how we calculate Accumulation Unit Value, please refer to the Statement of Additional Information.

We determine a separate Accumulation Unit Value for each Variable Sub-Account on each Valuation Date. We also determine a second set of Accumulation Unit Values that reflect the cost of the Performance Death Benefit Option.

YOU SHOULD REFER TO THE PROSPECTUSES FOR THE FUNDS THAT ACCOMPANY THIS PROSPECTUS FOR A DESCRIPTION OF HOW THE ASSETS OF EACH PORTFOLIO ARE VALUED, SINCE THAT DETERMINATION DIRECTLY BEARS ON THE ACCUMULATION UNIT VALUE OF THE CORRESPONDING VARIABLE SUB-ACCOUNT AND, THEREFORE, YOUR CONTRACT VALUE.

                            14     PROSPECTUS

INVESTMENT ALTERNATIVES: THE VARIABLE SUB-ACCOUNTS
-------------------------------------------------------------------

You may allocate your purchase payments to up to 32 Variable Sub-Accounts. Each Variable Sub-Account invests in the shares of a corresponding Portfolio. Each Portfolio has its own investment objective(s) and policies. We briefly describe the Portfolios below.

For more complete information about each Portfolio, including the investment objective(s), expenses and risks associated with the Portfolio, please refer to the accompanying prospectuses for the Funds. You should carefully review the Fund prospectuses before allocating amounts to the Variable Sub-Accounts.

Portfolio:                                          Each Portfolio Seeks:                       Investment Adviser:
AIM VARIABLE INSURANCE FUNDS*
AIM V.I. Capital Appreciation Fund          Growth of capital
AIM V.I. Growth Fund                        Growth of capital                      AIM Advisors, Inc.
AIM V.I. Value Fund                         Long-term growth of capital;
                                            income as a secondary
                                            objective

ALLIANCE VARIABLE PRODUCTS SERIES FUND (CLASS B SHARES)
Growth Portfolio                            Long-term growth of capital; current
                                            income is incidental to the
                                            Portfolio's objective
Growth and Income Portfolio                 Reasonable current income and          Alliance Capital
                                            reasonable opportunity for             Management L.P.
                                            appreciation
Premier Growth Portfolio                    Growth of capital by pursuing
                                            aggressive investment policies

MORGAN STANLEY VARIABLE INVESTMENT SERIES (CLASS X SHARES)
Money Market Portfolio                      High current income, preservation
                                            of capital, and liquidity
Quality Income Plus Portfolio               High current income and, as a
                                            secondary objective, capital
                                            appreciation when consistent with
                                            its primary objective
Short-Term Bond Portfolio                   High current income consistent with
                                            preservation of capital
High Yield Portfolio                        High current income and, as a
                                            secondary objective, capital
                                            appreciation when consistent with
                                            its primary objective
Utilities Portfolio                         Capital appreciation and current
                                            income
Income Builder Portfolio                    Reasonable income and, as a
                                            secondary objective, growth of
                                            capital
Information Portfolio                       Long-term capital appreciation
Dividend Growth Portfolio                   Reasonable current income and           Morgan Stanley
                                            long-term growth of income and          Investment Advisors Inc.
                                            capital
Capital Growth Portfolio                    Long-term capital growth
Global Dividend Growth Portfolio            Reasonable current income and
                                            long-term growth of income and
                                            capital
European Growth Portfolio                   To maximize the capital
                                            appreciation on its investments
Pacific Growth Portfolio                    To maximize the capital
                                            appreciation on its investments
Aggressive Equity Portfolio                 Capital growth
Equity Portfolio                            Growth of capital and, as a
                                            secondary objective, income when
                                            consistent with its primary
                                            objective.
S&P 500 Index                               Investment results that, before
                                            expenses, correspond to the total
                                            return of the Standard and Poor's
                                            500 Composite Stock Price Index
Competitive Edge "Best Ideas" Portfolio     Long-term capital growth
Strategist Portfolio                        High total investment return

Portfolio:                                          Each Portfolio Seeks:                                Investment Adviser:

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.
Equity Growth Portfolio                     Long-term capital appreciation
U.S. Real Estate Portfolio                  Above-average current income and       Morgan Stanley Asset
                                            long-term capital appreciation         Management, Inc.
International Magnum Portfolio              Long-term capital appreciation
Emerging Markets Equity Portfolio           Long-term capital appreciation
Mid-Cap Value                               Above-average total return over a      Morgan Stanley Investments L.P.
                                             market cycle of three to five years

PUTNAM VARIABLE TRUST (CLASS IB SHARES)
Putnam VT Growth and Income Fund            Capital growth and current income
Putnam VT International Growth Fund         Capital appreciation                   Putnam Investment
                                                                                   Management, Inc.
Putnam VT Voyager Fund                      Capital appreciation

VAN KAMPEN LIFE INVESTMENT TRUST
Emerging Growth Portfolio                   Capital appreciation.                  Van Kampen Asset
                                                                                   Management Inc.

*A portfolio's investment objective may be changed by the Fund's Board of Directors without shareholder approval.

AMOUNTS YOU ALLOCATE TO VARIABLE SUB-ACCOUNTS MAY GROW IN VALUE, DECLINE IN VALUE, OR GROW LESS THAN YOU EXPECT, DEPENDING ON THE INVESTMENT PERFORMANCE OF THE PORTFOLIOS IN WHICH THOSE VARIABLE SUB-ACCOUNTS INVEST. YOU BEAR THE INVESTMENT RISK THAT THE PORTFOLIOS MIGHT NOT MEET THEIR INVESTMENT OBJECTIVES. SHARES OF THE PORTFOLIOS ARE NOT DEPOSITS, OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY.

                            15     PROSPECTUS

INVESTMENT ALTERNATIVES: THE FIXED ACCOUNT OPTION
-------------------------------------------------------------------

You may allocate all or a portion of your purchase payments to the Fixed Account. We are currently offering only a Dollar Cost Averaging Fixed Account Option ("DOLLAR COST AVERAGING OPTION"), described below. We may offer additional Fixed Account options in the future. Allstate New York may also limit the availability of the Dollar Cost Averaging Option. Please consult with your Morgan Stanley Financial Advisor for current information. The Fixed Account supports our insurance and annuity obligations. The Fixed Account consists of our general assets other than those in segregated asset accounts. We have sole discretion to invest the assets of the Fixed Account, subject to applicable law. Any money you allocate to the Fixed Account does not entitle you to share in the investment experience of the Fixed Account.

DOLLAR COST AVERAGING OPTION
You may establish a Dollar Cost Averaging Program, as described on page 18, by allocating purchase payments to the Dollar Cost Averaging Option. Purchase payments that you allocate to the Dollar Cost Averaging Option will earn interest for up to a 1 year period at the current rate in effect at the time of allocation. We will credit interest daily at a rate that will compound over the year to the annual interest rate we guaranteed at the time of allocation. You may not transfer funds from other investment alternatives to the Dollar Cost Averaging Option.

The crediting rates for the Dollar Cost Averaging Option will never be less than 3% annually.

We may declare more than one interest rate for different monies based upon the date of allocation to the Dollar Cost Averaging Option. For current interest rate information, please contact your Morgan Stanley Financial Advisor or our customer support unit at 1-800-256-9392.

INVESTMENT ALTERNATIVES: TRANSFERS
-------------------------------------------------------------------

TRANSFERS DURING THE ACCUMULATION PHASE
During the Accumulation Phase, you may transfer the Contract Value among the investment alternatives. You may not transfer Contract Value into the Dollar Cost Averaging Option. You may request transfers in writing on a form that we provide or by telephone according to the procedure described below. The minimum amount that you may transfer is $100 or the total amount in the investment alternative, whichever is less. We currently do not assess, but reserve the right to assess, a $25 charge on each transfer in excess of 12 per Contract Year. We will notify you at least 30 days before we begin imposing the transfer charge. We treat transfers to or from more than one Portfolio on the same day as one transfer. Transfers you make as part of a Dollar Cost Averaging Program or Automatic Fund Rebalancing Program do not count against the 12 free transfers per Contract Year.

We will process transfer requests that we receive before 4:00 p.m. Eastern Time on any Valuation Date using the Accumulation Unit Values for that Date. We will process requests completed after 4:00 p.m. Eastern Time on any Valuation Date using the Accumulation Unit Values for the next Valuation Date. The Contract permits us to defer transfers from the Fixed Account Option for up to 6 months from the date we receive your request. If we decide to postpone transfers for 30 days or more, we will pay interest as required by applicable law. Any interest would be payable from the date we receive the transfer request to the date we make the transfer.

EXCESSIVE TRADING
We reserve the right to limit transfers among the Variable Sub-Accounts if we determine, in our sole discretion, that transfers by one or more Contract owners would be to the disadvantage of other Contract owners. We may limit transfers by taking such steps as:

- imposing a minimum time period between each transfer,

- refusing to accept transfer requests of an agent acting under a power of attorney on behalf of more than one Contract owner, or

- limiting the dollar amount that a Contract owner may transfer between the Variable Sub-Accounts and the Fixed Account Option at any one time.

We may apply the restrictions in any manner reasonably designed to prevent transfers that we consider disadvantageous to other Contract owners.

All transfers involving the purchase or redemption of mutual fund shares by the Variable Account may be subject to restrictions or requirements imposed by the underlying Portfolios. Such restrictions or requirements may include the assessment of short-term trading fees in connection with transfers from a Variable Sub-Account that occur within a certain number of days following the date of allocation to the Variable Sub-Account. Such fees may vary by Sub-Account, but will only apply to those Sub-Accounts corresponding to underlying Portfolios that explicitly require the assessment of such fees.

We reserve the right to waive any transfer restrictions.

TRANSFERS DURING THE PAYOUT PHASE
During the Payout Phase, you may make transfers among the Variable Sub-Accounts so as to change the relative weighting of the Variable Sub-Accounts on which your variable income payments will be based. In addition, you will have a limited ability to make transfers from the Variable Sub-Accounts to increase the proportion of your income payments consisting of fixed income payments. You may not, however, convert any portion of your right to

                            17     PROSPECTUS
receive fixed income payments into variable income payments.

You may not make any transfers for the first 6 months after the Payout Start Date. Thereafter, you may make transfers among the Variable Sub-Accounts or make transfers from the Variable Sub-Accounts to increase the proportion of your income payments consisting of fixed income payments. Your transfers must be at least 6 months apart.

TELEPHONE TRANSFERS
You may make transfers by telephone by calling 1-800-256-9392 if you have on file a completed authorization form. The cut off time for telephone transfer requests is 4:00 p.m. Eastern Time. In the event that the New York Stock Exchange closes early, i.e., before 4:00 p.m. Eastern Time, or in the event that the Exchange closes early for a period of time but then reopens for trading on the same day, we will process telephone transfer requests as of the close of the Exchange on that particular day. We will not accept telephone requests received at any telephone number other than the number that appears in this paragraph or received after the close of trading on the Exchange.

We may suspend, modify or terminate the telephone transfer privilege at any time without notice.

We use procedures that we believe provide reasonable assurance that the telephone transfers are genuine. For example, we tape telephone conversations with persons purporting to authorize transfers and request identifying information. Accordingly, we disclaim any liability for losses resulting from allegedly unauthorized telephone transfers. However, if we do not take reasonable steps to help ensure that a telephone authorization is valid, we may be liable for such losses.

DOLLAR COST AVERAGING PROGRAM
Through our Dollar Cost Averaging Program, you may automatically transfer a set amount every month (or other intervals we may offer) during the Accumulation Phase from any Variable Sub-Account or the Dollar Cost Averaging Option to any Variable Sub-Account. Transfers made through dollar cost averaging must be $100 or more.

We will not charge a transfer fee for transfers made under this Program, nor will such transfers count against the 12 transfers you can make each Contract Year without paying a transfer fee.

The theory of dollar cost averaging is that if purchases of equal dollar amounts are made at fluctuating prices, the aggregate average cost per unit will be less than the average of the unit prices on the same purchase dates. However, participation in this Program does not assure you of a greater profit from your purchases under the Program nor will it prevent or necessarily reduce losses in a declining market. Call or write us for information on how to enroll.

AUTOMATIC PORTFOLIO REBALANCING PROGRAM
Once you have allocated your money among the Variable Sub-Accounts, the performance of each Sub-Account may cause a shift in the percentage you allocated to each Sub-Account. If you select our Automatic Portfolio Rebalancing Program, we will automatically rebalance the Contract Value in each Variable Sub-Account and return it to the desired percentage allocations. We will not include money you allocate to the Fixed Account Option in the Automatic Portfolio Rebalancing Program.

We will rebalance your account each quarter (or other intervals that we may offer) according to your instructions. We will transfer amounts among the Variable Sub-Accounts to achieve the percentage allocations you specify. You can change your allocations at any time by contacting us in writing or by telephone. The new allocation will be effective with the first rebalancing that occurs after we receive your requests. We are not responsible for rebalancing that occurs prior to receipt of your request.

Example:

    Assume that you want your initial purchase payment split among 2 Variable Sub-Accounts. You want 40% to be in the High Yield Variable Sub-Account and 60% to be in the Equity Growth Variable Sub-Account. Over the next 2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the High Yield Variable Sub-Account now represents 50% of your holdings because of its increase in value. If you choose to have your holdings rebalanced quarterly, on the first day of the next quarter, we would sell some of your units in the High Yield Variable Sub-Account and use the money to buy more units in the Equity Growth Variable Sub-Account so that the percentage allocations would again be 40% and 60% respectively.

The Automatic Portfolio Rebalancing Program is available only during the Accumulation Phase. The transfers made under the Program do not count towards the 12 transfers you can make without paying a transfer fee, and are not subject to a transfer fee.

Portfolio rebalancing is consistent with maintaining your allocation of investments among market segments, although it is accomplished by reducing your Contract Value allocated to the better performing segments.

                            18     PROSPECTUS

EXPENSES
-------------------------------------------------------------------

As a Contract owner, you will bear, directly or indirectly, the charges and expenses described below.

MORTALITY AND EXPENSE RISK CHARGE
We deduct a mortality and expense risk charge daily at an annual rate of 0.60% of the average daily net assets you have invested in the Variable Sub-Accounts (0.73% if you select the Performance Death Benefit Option.. The mortality and expense risk charge is for allthe insurance benefits available with your Contract (including our guarantee of annuity rates and the death benefit), for certain expenses of the Contract, and for assuming the risk (expense risk) that the current changes will not be sufficient in the future to cover the cost of administering the Contract. If the charges under the Contract are not sufficient, then we will bear the loss. We charge an additional amount for the Performance Death Benefit Option to compensate us for the additional risk that we accept by providing this option.

We guarantee the mortality and expense risk charge and we cannot increase it. We assess the mortality and expense risk charge during both the Accumulation Phase and the Payout Phase.

ADMINISTRATIVE EXPENSE CHARGE
We deduct an administrative expense charge daily at an annual rate of 0.10% of the average daily net assets you have invested in the Variable Sub-Accounts. We guarantee the administrative expense charge and we cannot increase it. We intend this charge to cover actual administrative expenses. There is no necessary relationship between the amount of administrative charge imposed on a given Contract and the amount of expenses that may be attributed to that Contract. We assess this charge each day during the Accumulation Phase and the Payout Phase.

TRANSFER FEE
We do not currently impose a fee upon transfers among the investment alternatives. However, we reserve the right to charge a $25 per transfer after the 12th transfer in each Contract Year. We will not charge a transfer fee on transfers that are part of a Dollar Cost Averaging or Automatic Portfolio Rebalancing Program.


PREMIUM TAXES
Currently, we do not make deductions for premium taxes under the Contract because New York does not charge premium taxes on annuities. We may deduct taxes that may be imposed in the future from purchase payments or the Contract Value when the tax is incurred or at a later time.

DEDUCTION FOR VARIABLE ACCOUNT INCOME TAXES
We are not currently making a provision for taxes. In the future, however, we may make a provision for taxes if we determine, in our sole discretion, that we will incur a tax as a result of the operation of the Variable Account. We will deduct for any taxes we incur as a result of the operation of the Variable Account, whether or not we previously made a provision for taxes and whether or not is was sufficient. Our status under the Internal Revenue Code is briefly described in the Statement of Additional Information.

OTHER EXPENSES
Each Portfolio deducts advisory fees and other expenses from its assets. You indirectly bear the charges and expenses of the Portfolios whose shares are held by the Variable Sub-Accounts. These fees and expenses are described in the accompanying prospectuses for the Funds. For a summary of current estimates of those charges and expenses, see pages 7 - 10 above. We may receive compensation from the investment advisers or administrators of the Portfolios for administrative services we provide to the Portfolios.

The Preferred Client Variable Annuity is offered only to participants in the Morgan Stanley Choice program. This Contract is currently offered only through investment accounts that charge an annual fee in lieu of sales charges or an investment advisory fee. Fees for these accounts are specified in the respective account agreements and typically start at 1% and may be subject to minimum fees of $1,000 or more The fees and expenses associated with these accounts are separate from and in addition to the fees and expenses associated with the Preferred Client Variable Annuity. You should consult your Morgan Stanley Financial Advisor for details.

                            19     PROSPECTUS

ACCESS TO YOUR MONEY
-------------------------------------------------------------------

You can withdraw some or all of your Contract Value at any time during the Accumulation Phase. Withdrawals also are available under limited circumstances on or after the Payout Start Date. See "Income Plans" on page 21.

You can withdraw money from the Variable Account and/or the Fixed Account.

The amount payable upon withdrawal is the Contract Value (or portion thereof) next computed after we receive the request for a withdrawal at ourservice center, less any income tax withholding and any penalty tax. To complete a partial withdrawal from the Variable Account, we will cancel Accumulation Units in an amount equal to the withdrawal and any applicable charges and taxes. We will pay withdrawals from the Variable Account within 7 days of receipt of the request, subject to postponement in certain circumstances.

You have the opportunity to name the investment alternative(s) from which you are taking the withdrawal. If none are named, then we will withdraw the amount from the investment alternatives in which you are invested according to each alternative percentage shares of the Contract Value. In general, you must withdraw at least $500 at a time. You may also withdraw a lesser amount if you are withdrawing your entire interest in a Variable Sub-Account.

We impose no withdrawal charge for withdrawals out of the Preferred Client Variable Annuity. However, withdrawals, including withdrawals made to pay all or part of any fee associated with the Choice Account Program, also may be subject to income tax and a 10% penalty tax, as described in "Taxes," on page 28. In addition, a charge may apply if you decide to no longer participate in the Morgan Stanley Choice program. You should consult your Morgan Stanley Financial Advisor for details.

The total amount paid on surrender may be more or less than the total purchase payments due to prior withdrawals, any deductions, and investment performance.

POSTPONEMENT OF PAYMENTS
We may postpone the payment of any amounts due from the Variable Account under the Contract if:

1. The New York Stock Exchange is closed for other than usual weekends or holidays, or trading on the Exchange is otherwise restricted;

2. An emergency exists as defined by the SEC; or

3. The SEC permits delay for your protection.

SYSTEMATIC WITHDRAWAL PROGRAM
You may choose to receive systematic withdrawal payments on a monthly basis at any time prior to the Payout Start Date. The minimum amount of each systematic withdrawal is $100. We will deposit systematic withdrawal payments into the Contract owner's bank account or Morgan Stanley Account. Please consult with your Morgan Stanley Financial Advisor for details.

Depending on fluctuations in the value of the Variable Sub-Accounts and the value of the Fixed Account Option, systematic withdrawals may reduce or even exhaust the Contract Value. Income taxes may apply to systematic withdrawals. Please consult your tax advisor before taking any withdrawal.

We may modify or suspend the Systematic Withdrawal Program and charge a processing fee for the service. If we modify or suspend the Systematic Withdrawal Program, existing systematic withdrawal payments will not be affected.

MINIMUM CONTRACT VALUE
If your request for a partial withdrawal would reduce your Contract Value to less than $1,000, we may treat it as a request to withdraw your entire Contract Value. Your Contract will terminate if you withdraw all of your Contract Value. We will, however, ask you to confirm your withdrawal request before terminating your Contract. If we terminate your Contract, we will distribute to you its Contract Value, less any applicable charges and taxes.

                            20     PROSPECTUS

INCOME PAYMENTS
-------------------------------------------------------------------

PAYOUT START DATE
The Payout Start Date is the day that money is applied to an Income Plan. The Payout Start Date must be on or before the later of:

   the Annuitant's 90th Birthday, or

   the 10th Contract Anniversary.

You may change the Payout Start Date at any time by notifying us in writing of the change at least 30 days before the scheduled Payout Start Date. Absent a change, we will use the Payout Start Date stated in your Contract.

INCOME PLANS
An "Income Plan" is a series of payments on a scheduled basis to you or to another person designated by you. You may choose and change your choice of Income Plan until 30 days before the Payout Start Date. If you do not select an Income Plan, we will make income payments in accordance with Income Plan 1 with guaranteed payment for 10 years. After the Payout Start Date, you may not make withdrawals (except as described below) or change your choice of Income Plan.

Three Income Plans are available under the Contract. Each is available to provide:

- fixed income payments;

- variable income payments; or

- a combination of the two.

The three Income Plans are:

INCOME PLAN 1 -- LIFE INCOME WITH GUARANTEED PAYMENTS. Under this plan, we make periodic income payments for at least as long as the Annuitant lives. If the Annuitant dies before we have made all of the guaranteed income payments, we will continue to pay the remainder of the guaranteed income payments as required by the Contract.

INCOME PLAN 2 -- JOINT AND SURVIVOR LIFE INCOME. Under this plan, we make periodic income payments for as long as either the Annuitant or the joint Annuitant is alive.

INCOME PLAN 3 -- GUARANTEED PAYMENTS FOR A SPECIFIED PERIOD (5 TO 30 YEARS). Under this plan, we make periodic income payments for the period you have chosen. These payments do not depend on the Annuitant's life. We will deduct the mortality and expense risk charge from the assets of the Variable Account supporting this Income Plan even though we may not bear any mortality risk.

The length of any guaranteed payment period under your selected Income Plan generally will affect the dollar amounts of each income payment. As a general rule, longer guaranteed periods result in lower income payments, all other things being equal. For example, if choose an Income Plan with payments that depend on the life of the Annuitant but with no minimum specified period for guaranteed payments, the income payments generally will be greater than the income payments made under the same Income Plan with a minimum specified period for guaranteed payments.

We may make other Income Plans available including ones that you and we agree upon. You may obtain information about them by writing or calling us.

If you choose Income Plan 1 or 2, or, if available, another Income Plan with payments that continue for the life of the Annuitant or joint Annuitant, we may require proof of age and sex of the Annuitant or joint Annuitant before starting income payments, and proof that the Annuitant or joint Annuitant is still alive before we make each payment. Please note that under such Income Plans, if you elect to take no minimum guaranteed payments, it is possible that the payee could receive only 1 income payment if the Annuitant and any joint Annuitant both die before the second income payment, or only 2 income payments if they die before the third income payment, and so on.

Generally, you may not make withdrawals after the Payout Start Date. One exception to this rule applies if you are receiving variable income payments that do not depend on the life of the Annuitant (such as under Income Plan 3). In that case you may terminate all or part of the Variable Account portion of the income payments at any time and receive a lump sum equal to the present value of the remaining variable payments associated with the amount withdrawn. The minimum amount you may withdraw under this feature is $1,000.

You may apply your Contract Value to an Income Plan. You must apply at least the Contract Value in the Fixed Account Option on the Payout Start Date to fixed income payments. If you wish to apply any portion of your Fixed Account Option balance to provide variable income payments, you should plan ahead and transfer that amount to the Variable Sub-Accounts prior to the Payout Start Date. If you do not tell us how to allocate your Contract Value among fixed and variable income payments, we will apply your Contract Value in the Variable Account to variable income payments and your Contract Value in the Fixed Account Option to fixed income payments.

We will apply your Contract Value, less applicable taxes, to your Income Plan on the Payout Start Date. If the amount available to apply under an Income Plan is less than $2,000,

                            21     PROSPECTUS
or not enough to provide an initial payment of at least $20, and state law permits, we may:

- terminate the Contract and pay you the Contract Value, less any applicable taxes, in a lump sum instead of the periodic payments you have chosen, or

- reduce the frequency of your payments so that each payment will be at least
  $20.

VARIABLE INCOME PAYMENTS
The amount of your variable income payments depends upon the investment results of the Variable Sub-Accounts you select, the premium taxes you pay, the age and sex of the Annuitant, and the Income Plan you choose. We guarantee that the payments will not be affected by (a) actual mortality experience and (b) the amount of our administration expenses.

We cannot predict the total amount of your variable income payments. Your variable income payments may be more or less than your total purchase payments because (a) variable income payments vary with the investment results of the underlying Portfolios, and (b) the Annuitant could live longer or shorter than we expect based on the tables we use.

In calculating the amount of the periodic payments in the annuity tables in the Contract, we assumed an annual investment rate of 3%. If the actual net investment return of the Variable Sub-Accounts you choose is less than this assumed investment rate, then the dollar amount of your variable income payments will decrease. The dollar amount of your variable income payments will increase, however, if the actual net investment return exceeds the assumed investment rate. The dollar amount of the variable income payments stays level if the net investment return equals the assumed investment rate. Please refer to the Statement of Additional Information for more detailed information as to how we determine variable income payments.

FIXED INCOME PAYMENTS
We guarantee income payment amounts derived from any Fixed Account Option for the duration of the Income Plan. We calculate the fixed income payments by applying the Contract value by the greater of (a) the appropriate value from the income payment table in your Contract or (b) such other value as we are offering at that time.


We may defer making fixed income payments for a period of up to 6 months or such shorter time state law may require. If we defer payments for 30 days or more, we will pay interest as required by law from the date we receive the withdrawal request to the date we make payment.


CERTAIN EMPLOYEE BENEFIT PLANS
The Contracts offered by this prospectus contain income payment tables that provide for different payments to men and women of the same age.However, we reserve the right to use income payment tables that do not distinguish on the basis of sex to the extent permitted by law. In certain employment-related situations, employers are required by law to use the same income payment tables for men and women. Accordingly, if the Contract is to be used in connection with an employment-related retirement or benefit plan, you should consult with legal counsel as to whether the purchase of a Contract is appropriate. For Qualified plans, where it is appropriate, we may use income payment tables that do not distinguish on the basis of sex.

DEATH BENEFITS
-------------------------------------------------------------------

We will pay a death benefit if, prior to the Payout Start Date:

1. any Contract owner dies, or

2. the Annuitant dies.

We will pay the death benefit to the new Contract owner who is determined immediately after the death. The new Contract owner would be a surviving Contract owner(s) or, if none, the Beneficiary(ies). In the case of the death of an Annuitant, we will pay the death benefit to the current Contract owner.

A request for payment of the death benefit must include "Due Proof of Death." We will accept the following documentation as Due Proof of Death:

- a certified copy of a death certificate,

- a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or

- any other proof acceptable to us.

DEATH BENEFIT AMOUNT
Prior to the Payout Start Date, the death benefit is equal to the greatest of:

1. the Contract Value as of the date we determine the death benefit, or

2. the sum of all purchase payments made less any amounts deducted in connection with partial withdrawals (including any applicable premium taxes), or

3. the Contract Value on the most recent DEATH BENEFIT ANNIVERSARY prior to the date we determine the death benefit, plus any purchase payments and less any withdrawals since that Death Benefit Anniversary.

A "Death Benefit Anniversary" is every 6th Contract Anniversary beginning with the 6th Contract Anniversary. For example, the 6th, 12th and 18th Contract Anniversaries are the first three Death Benefit Anniversaries.

We will determine the value of the death benefit as of the end of the Valuation Date on which we receive a complete request for payment of the death benefit. If we receive a request after 4 p.m. Eastern Time on a Valuation Date, we will process the request as of the end of the following Valuation Date.


                            23     PROSPECTUS

PERFORMANCE DEATH BENEFIT OPTION. The Performance Death Benefit is an optional benefit you may elect. If the Contract owner is a natural person, this option applies only on the death of the Contract owner. If the Contract owner is not a natural person, this option applies only on the death of the Annuitant. For contracts with the Performance Death Benefit option, the death benefit will be the greater of (1) through (3) above, or (4) the Performance Death Benefit option. If you select the Performance Death Benefit Option, the age of the oldest Contract owner and annuitant on the date we receive the completed application cannot exceed age 80.

The Performance Death Benefit on the date we issue the rider for this option ("Rider Date") is equal to the Contract Value. On each Contract Anniversary, we will recalculate your Performance Death Benefit to equal the greater of your Contract Value on that date, or the most recently calculated Performance Death Benefit. We also will recalculate your Performance Death Benefit whenever you make an additional purchase payment or a partial withdrawal. Additional purchase payments will increase the Performance Death Benefit dollar-for-dollar. Withdrawals will reduce the Performance Death Benefit by an amount equal to: (i) the Performance Death Benefit immediately before the withdrawal, multiplied by
(ii) the ratio of the withdrawal amount to the Contract Value just before the withdrawal. In the absence of any withdrawals or purchase payments, the Performance Death Benefit will be the greatest of the Contract Value on the Rider Date and all Contract Anniversary Contract Values on or before the date we calculate the death benefit.

We will recalculate the Performance Death Benefit as described above until the oldest Contract owner (the oldest Annuitant, if the owner is not a natural person), attains age 85. After age 85, we will recalculate the Performance Death Benefit only to reflect additional purchase payments and withdrawals.

DEATH BENEFIT PAYMENTS
If the new Contract owner is a natural person, the new Contract owner may elect to:

1. receive the death benefit in a lump sum, or

                            24     PROSPECTUS

2. apply the death benefit to an Income Plan. Payments from the Income Plan must begin within 1 year of the date of death and must be payable throughout:

- the life of the new Contract owner; or

- for a guaranteed number of payments from 5 to 30 years, but not to exceed the life expectancy of the (new) Contract owner.

Options 1 and 2 above are only available if the new Contract owner elects one of these options within 180 days of the date of death. Otherwise, the new Contract owner will receive the Settlement Value. The "Settlement Value" is the Contract Value, less premium tax. The Settlement Value paid will be the Settlement Value next computed on or after the requested distribution date for payment, or on the mandatory distribution date of 5 years after the date of your death, whichever is earlier. We reserve the right to waive the 180 day limit on a non-discriminatory basis.

In any event, the entire value of the Contract must be distributed within 5 years after the date of the death unless an Income Plan is elected or a surviving spouse continues the Contract in accordance with the provisions described below.

If the new Contract owner is your spouse, within 180 days after the date of your death, he or she may elect one of the options listed above or may continue the Contract in the Accumulation Phase as if the death had not occurred. The Contract may only be continued once. On the date the Contract is continued, the Contract Value will equal the amount of the death benefit as determined as of the Valuation Date on which we received Due Proof of Death (the next Valuation Date, if we receive Due Proof of Death after 4 p.m. Eastern Time).

Unless otherwise instructed by the continuing spouse, the excess, if any, of the death benefit amount over the Contract Value will be allocated to the Variable Sub-Accounts. This excess will be allocated in proportion to your Contract Value in the investment alternatives on the Valuation Date that we receive Due Proof of Death, except that any portion of this excess attributable to the Fixed Account Options will be allocated to the Money Market Variable Sub-Account. Within 30 days of the date the Contract is continued, your surviving spouse may choose one of the following transfer alternatives without incurring a transfer fee:

- Transfer all or a portion of the excess among the Variable Sub-Accounts;

- Transfer all or a portion of the excess into the Standard Fixed Account; or

- Transfer all or a portion of the excess into a combination of Variable Sub-Accounts and the Standard Fixed Account.

Any such transfer does not count as one of the free transfers allowed each Contract Year and is subject to any minimum allocation amount specified in your Contract.

If the new Contract owner is corporation, trust, or other non-natural person, then the new Contract owner may elect, within 180 days of your death, to receive the death benefit in lump sum or may elect to receive the Settlement Value in a lump sum within 5 years of death. We reserve the right to waive the 180 day limit on a non-discriminatory basis.

DEATH OF ANNUITANT
If any Annuitant who is not also the Contract owner dies prior to the Payout Start Date, the Contract owner must elect one of the applicable options described below.

If the Contract owner is a natural person, the Contract owner may elect to continue the Contract as if the death had not ccurred, or, if we receive Due Proof of Death within 180 days of the date of the Annuitant's death, the Contract owner may choose to:

1. receive the death benefit in a lump sum; or

2. apply the death benefit to an Income Plan that must begin within 1 year of the date of death and must be for a guaranteed number of payments for a period from 5 to 30 years but not to exceed the life expectancy of the Contract owner.

If the Contract owner elects to continue the Contract or to apply the death benefit to an Income Plan, the new Annuitant will be the youngest Contract owner, unless the Contract owner names a different Annuitant.

If the Contract owner is a non-natural person, the non-natural Contract owner may elect, within 180 days of the Annuitant's date of death, to receive the death benefit in a lump sum or may elect to receive the Settlement Value payable in a lump sum within 5 years of the Annuitant's date of death. If the non-natural Contract owner does not make one of the above described elections, the Settlement Value must be withdrawn by the non-natural Contract owner on or before the mandatory distribution date 5 years after the Annuitant's death.

We reserve the right to waive the 180 day limit on a non-discriminatory basis.

                            25     PROSPECTUS

MORE INFORMATION
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ALLSTATE NEW YORK

Allstate New York is the issuer of the Contract. Allstate New York is a stock life insurance company organized under the laws of the State of New York. Allstate New York was incorporated in 1967 and was known as "Financial Life Insurance Company" from 1967 to 1978. From 1978 to 1984, Allstate New York was known as "PM Life Insurance Company." Since 1984 the company has been known as "Allstate Life Insurance Company of New York."

Our home office is located in Farmingville, New York. Our customer service office is located in Vernon Hills, Illinois.

Allstate New York is a wholly owned subsidiary of Allstate Life Insurance Company ("Allstate Life"), a stock life insurance company incorporated under the laws of the State of Illinois. Allstate Life is a wholly owned subsidiary of Allstate Insurance Company, a stock property-liability insurance company incorporated under the laws of the State of Illinois. With the exception of directors qualifying shares, all of the outstanding capital stock of Allstate Insurance Company is owned by The Allstate Corporation.

Independent rating agencies regularly evaluate life insurers' claims-paying ability, quality of investments, and overall stability. A.M. Best Company assigns an A+ (Superior) financial strength rating to Allstate Life, which results in an A+g rating to Allstate New York due to its group affiliation with Allstate Life. Standard & Poor's assigns an AA+ (Very Strong) financial strength rating and Moody's Investor's Service assigns an Aa2 (Excellent) financial strength rating to Allstate New York, sharing the same ratings of its parent, Allstate Life. These ratings do not reflect the investment performance of the Variable Account. We may from time to time advertise these ratings in our sales literature.

THE VARIABLE ACCOUNT

Allstate New York established the Allstate Life of New York Variable Annuity Account II on May 18, 1990. We have registered the Variable Account with the SEC as a unit investment trust. The SEC does not supervise the management of the Variable Account or Allstate New York.

We own the assets of the Variable Account. The Variable Account is a segregated asset account under New York law. That means we account for the Variable Account's income, gains and losses separately from the results of our other operations. It also means that only the assets of the Variable Account that are in excess of the reserves and other Contract liabilities with respect to the Variable Account are subject to liabilities relating to our other operations. Our obligations arising under the Contracts are general corporate obligations of Allstate New York.

The Variable Account consists of 32 Variable Sub-Accounts, each of which invests in a corresponding Portfolio. We may add new Variable Sub-Accounts or eliminate one or more of them, if we believe marketing, tax, or investment conditions so warrant. We do not guarantee the investment performance of the Variable Account, its Sub-Accounts or the Portfolios. We may use the Variable Account to fund our other annuity contracts. We will account separately for each type of annuity contract funded by the Variable Account.


THE PORTFOLIOS
DIVIDENDS AND CAPITAL GAIN DISTRIBUTIONS. We automatically reinvest all dividends and capital gains distributions from the Portfolios in shares of the distributing Portfolio at their net asset value.

VOTING PRIVILEGES. As a general matter, you do not have a direct right to vote the shares of the Portfolios held by the Variable Sub-Accounts to which you have allocated your Contract Value. Under current law, however, you are entitled to give us instructions on how to vote those shares on certain matters. Based on our present view of the law, we will vote the shares of the Portfolios that we hold directly or indirectly through the Variable Account in accordance with instructions that we receive from Contract owners entitled to give such instructions.

As a general rule, before the Payout Start Date, the Contract owner or anyone with a voting interest is the person entitled to give voting instructions. The number of shares that a person has a right to instruct will be determined by dividing the Contract Value allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Portfolio as of the record date of the meeting. After the Payout Start Date the person receiving income payments has the voting interest. The payee's number of votes will be determined by dividing the reserves for such Contract allocated to the applicable Variable Sub-Account by the net asset value per share of the corresponding Portfolio as of the record date of the meeting. The votes decrease as income payments are made and as the reserves for the Contract decrease.

                            26     PROSPECTUS

We will vote shares attributable to Contracts for which we have not received instructions, as well as shares attributable to us, in the same proportion as we vote shares for which we have received instructions, unless we determine that we may vote such shares in our own discretion. We will apply voting instructions to abstain on any item to be voted upon on a pro rate basis to reduce the votes eligible to be cast.

We reserve the right to vote Portfolio shares as we see fit without regard to voting instructions to the extent permitted by law. If we disregard voting instructions, we will include a summary of that action and our reasons for that action in the next semi-annual financial report we send to you.

CHANGES IN PORTFOLIOS. We reserve the right, subject to any applicable law, to make additions to, deletions from or substitutions for the Portfolio shares held by any Variable Sub-Account. If the shares of any of the Portfolios are no longer available for investment by the Variable Account or if, in our judgment, further investment in such shares is no longer desirable in view of the purposes of the Contract, we may eliminate that Portfolio and substitute shares of another eligible investment fund. Any substitution of securities will comply with the requirements of the Investment Company Act of 1940. We also may add new Variable Sub-Accounts that invest in additional mutual funds. We will notify you in advance of any change.

CONFLICTS OF INTEREST. Certain of the Portfolios sell their shares to separate accounts underlying both variable life insurance and variable annuity contracts. It is conceivable that in the future it may be unfavorable for variable life insurance separate accounts and variable annuity separate accounts to invest in the same Portfolio. The boards of directors or trustees of these Portfolios monitor for possible conflicts among separate accounts buying shares of the Portfolios. Conflicts could develop for a variety of reasons. For example, differences in treatment under tax and other laws or the failure by a separate account to comply with such laws could cause a conflict. To eliminate a conflict, a Portfolio's board of directors or trustees may require a separate account to withdraw its participation in a Portfolio. A Portfolio's net asset value could decrease if it had to sell investment securities to pay redemption proceeds to a separate account withdrawing because of a conflict.

THE CONTRACT
The Contracts are distributed exclusively by their principal underwriter, Morgan Stanley DW Inc. Morgan Stanley DW Inc., a wholly owned subsidiary of Morgan Stanley Dean Witter & Co., is located at Two World Trade Center, New York, New York 10048. Morgan Stanley DW Inc. is a member of the New York Stock Exchange and the National Association of Securities Dealers.


ADMINISTRATION. We have primary responsibility for all administration of the Contracts and the Variable Account. We provide the following administrative services, among others:

- issuance of the Contracts;

- maintenance of Contract owner records;

- Contract owner services;

- calculation of unit values;

- maintenance of the Variable Account; and

- preparation of Contract owner reports.

We will send you Contract statements at least annually prior to the Payout Start Date. You should notify us promptly in writing of any address change. You should read your statements and confirmations carefully and verify their accuracy. You should contact us promptly if you have a question about a periodic statement. We will investigate all complaints and make any necessary adjustments retroactively, but you must notify us of a potential error within a reasonable time after the date of the questioned statement. If you wait too long, we will make the adjustment as of the date that we receive notice of the potential error.

We also will provide you with additional periodic and other reports, information and prospectuses as may be required by federal securities laws.

QUALIFIED PLANS
If you use the Contract with a qualified plan, the plan may impose different or additional conditions or limitations on withdrawals, death benefits, Payout Start Dates, income payments, and other Contract features. In addition, adverse tax consequences may result if qualified plan limits on distributions and other conditions are not met. Please consult your qualified plan administrator for more information.

LEGAL MATTERS
Foley & Lardner, Washington, D.C., has advised Allstate New York on certain federal securities law matters. All matters of state law pertaining to the Contracts, including the validity of the Contracts and Allstate New York right to issue such Contracts under state insurance law, have been passed upon by Michael J. Velotta, General Counsel of Allstate New York.

                            27     PROSPECTUS

TAXES
-------------------------------------------------------------------

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. ALLSTATE NEW YORK MAKES NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on your individual circumstances. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.

TAXATION OF ANNUITIES IN GENERAL
TAX DEFERRAL. Generally, you are not taxed on increases in the Contract Value until a distribution occurs. This rule applies only where:

1. the Contract owner is a natural person,

2. the investments of the Variable Account are "adequately diversified" according to Treasury Department regulations, and

3. Allstate New York is considered the owner of the Variable Account assets for federal income tax purposes.

NON-NATURAL OWNERS. As a general rule, annuity contracts owned by non-natural persons such as corporations, trusts, or other entities are not treated as annuity contracts for federal income tax purposes. The income on such contracts is taxed as ordinary income received or accrued by the owner during the taxable year. Please see the Statement of Additional Information for a discussion of several exceptions to the general rule for Contracts owned by non-natural persons.

DIVERSIFICATION REQUIREMENTS. For a Contract to be treated as an annuity for federal income tax purposes, the investments in the Variable Account must be "adequately diversified" consistent with standards under Treasury Department regulations. If the investments in the Variable Account are not adequately diversified, the Contract will not be treated as an annuity contract for federal income tax purposes. As a result, the income on the Contract will be taxed as ordinary income received or accrued by the Contract owner during the taxable year. Although Allstate New York does not have control over the Portfolios or their investments, we expect the Portfolios to meet the diversification requirements.

OWNERSHIP TREATMENT. The IRS has stated that you will be considered the owner of Variable Account assets if you possess incidents of ownership in those assets, such as the ability to exercise investment control over the assets. At the time the diversification regulations were issued, the Treasury Department announced that the regulations do not provide guidance concerning circumstances in which investor control of separate account investments may cause an investor to be treated as the owner of the separate account. The Treasury Department also stated that future guidance would be issued regarding the extent that owners could direct sub-account investments without being treated as owners of the underlying assets of the separate account.

Your rights under the Contract are different than those described by the IRS in rulings in which it found that contract owners were not owners of separate account assets. For example, you have the choice to allocate premiums and Contract Values among more investment alternatives. Also, you may be able to transfer among investment alternatives more frequently than in such rulings. These differences could result in you being treated as the owner of the Variable Account. If this occurs, income and gain from the Variable Account assets would be includible in your gross income. Allstate New York does not know what standards will be set forth in any regulations or rulings which the Treasury Department may issue. It is possible that future standards announced by the Treasury Department could adversely affect the tax treatment of your Contract. We reserve the right to modify the Contract as necessary to attempt to prevent you from being considered the federal tax owner of the assets of the Variable Account. However, we make no guarantee that such modification to the Contract will be successful.

TAXATION OF PARTIAL AND FULL WITHDRAWALS. If you make a partial withdrawal under a non-Qualified Contract, amounts received are taxable to the extent the Contract Value, without regard to surrender charges, exceeds the investment in the Contract. The investment in the Contract is the gross premium paid for the Contract minus any amounts previously received from the Contract if such amounts were properly excluded from your gross income. If you make a partial withdrawal under a Qualified Contract, the portion of the payment that bears the same ratio to the total payment that the investment in the Contract (i.e., nondeductible IRA contributions, after tax contributions to qualified plans) bears to the Contract Value, is excluded from your income. If you make a full withdrawal under a non-Qualified Contract or a Qualified Contract, the amount received will be taxable only to the extent it exceeds the investment in the Contract.

"Nonqualified distributions" from Roth IRAs are treated as made from contributions first and are included in gross income only to the extent that distributions exceed contributions. "Qualified distributions" from Roth IRAs are not included in gross income. "Qualified distributions" are any distributions made more than 5 taxable years after the

                            28     PROSPECTUS
taxable year of the first contribution to any Roth IRA and which are:

- made on or after the date the individual attains age 59 1/2,

- made to a Beneficiary after the Contract owner's death,

- attributable to the Contract owner being disabled, or

- for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000).

If you transfer a non-Qualified Contract without full and adequate consideration to a person other than your spouse (or to a former spouse incident to a divorce), you will be taxed on the difference between the Contract Value and the investment in the Contract at the time of transfer. Except for certain Qualified Contracts, any amount you receive as a loan under a Contract, and any assignment or pledge (or agreement to assign or pledge) of the Contract Value is treated as a withdrawal of such amount or portion.

TAXATION OF ANNUITY PAYMENTS. Generally, the rule for income taxation of annuity payments received from a non-Qualified Contract provides for the return of your investment in the Contract in equal tax-free amounts over the payment period. The balance of each payment received is taxable. For fixed annuity payments, the amount excluded from income is determined by multiplying the payment by the ratio of the investment in the Contract (adjusted for any refund feature or period certain) to the total expected value of annuity payments for the term of the Contract. If you elect variable annuity payments, the amount excluded from taxable income is determined by dividing the investment in the Contract by the total number of expected payments. The annuity payments will be fully taxable after the total amount of the investment in the Contract is excluded using these ratios. If you die, and annuity payments cease before the total amount of the investment in the Contract is recovered, the unrecovered amount will be allowed as a deduction for your last taxable year.

TAXATION OF ANNUITY DEATH BENEFITS. Death of a Contract owner, or death of the Annuitant if the Contract is owned by a non-natural person, will cause a distribution of death benefits from a Contract. Generally, such amounts are included in income as follows:

1. if distributed in a lump sum, the amounts are taxed in the same manner as a full withdrawal, or

2. if distributed under an annuity option, the amounts are taxed in the same manner as an annuity payment. Please see the Statement of Additional Information for more detail on distribution at death requirements.

PENALTY TAX ON PREMATURE DISTRIBUTIONS. A 10% penalty tax applies to the taxable amount of any premature distribution from a non-Qualified Contract. The penalty tax generally applies to any distribution made prior to the date you attain age 59 1/2. However, no penalty tax is incurred on distributions:

1. made on or after the date the Contract owner attains age 59 1/2;

2. made as a result of the Contract owner's death or disability;

3. made in substantially equal periodic payments over the Contract owner's life or life expectancy;

4. made under an immediate annuity; or

5. attributable to investment in the Contract before August 14, 1982.

You should consult a competent tax advisor to determine if any other exceptions to the penalty apply to your situation. Similar exceptions may apply to distributions from Qualified Contracts.

AGGREGATION OF ANNUITY CONTRACTS. All non-qualified deferred annuity contracts issued by Allstate New York (or its affiliates) to the same Contract owner during any calendar year will be aggregated and treated as one annuity contract for purposes of determining the taxable amount of a distribution.

TAX QUALIFIED CONTRACTS
The income on qualified plan and IRA investments is tax deferred, and the income on variable annuities held by such plans does not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity in a qualified plan or IRA.

Contracts may be used as investments with certain qualified plans such as:

- Individual Retirement Annuities or Accounts (IRAs) under Section 408 of the Internal Revenue Code ("Code");

- Roth IRAs under Section 408A of the Code;

- Simplified Employee Pension Plans under Section 408(k) of the Code;

- Savings Incentive Match Plans for Employees (SIMPLE) Plans under Section 408(p) of the Code;

- Tax Sheltered Annuities under Section 403(b) of the Code;

- Corporate and Self Employed Pension and Profit Sharing Plans; and

- State and Local Government and Tax-Exempt Organization Deferred Compensation Plans.

Allstate New York reserves the right to limit the availability of the Contract for use with any of the qualified plans listed above.

                            29     PROSPECTUS

In the case of certain qualified plans, the terms of the plans may govern the right to benefits, regardless of the terms of the Contract.

RESTRICTIONS UNDER SECTION 403(b) PLANS. Section 403(b) of the Code provides tax-deferred retirement savings plans for employees of certain non-profit and educational organizations. Under Section 403(b), any Contract used for a 403(b) plan must provide that distributions attributable to salary reduction contributions made after December 31, 1988, and all earnings on salary reduction contributions, may be made only:

1. on or after the date the employee

- attains age 59 1/2,

- separates from service,

- dies,

- becomes disabled, or

2. on account of hardship (earnings on salary reduction contributions may not be distributed on the account of hardship).

These limitations do not apply to withdrawals where Allstate New York is directed to transfer some or all of the Contract Value to another 403(b) plan.

INCOME TAX WITHHOLDING
Allstate New York is required to withhold federal income tax at a rate of 20% on all "eligible rollover distributions" unless you elect to make a "direct rollover" of such amounts to an IRA or eligible retirement plan. Eligible rollover distributions generally include all distributions from Qualified Contracts, excluding IRAs, with the exception of:

1. required minimum distributions, or

2. a series of substantially equal periodic payments made over a period of at least 10 years, or, over the life (joint lives) of the participant (and beneficiary).

Allstate New York may be required to withhold federal and state income taxes on any distributions from non-Qualified Contracts or Qualified Contracts that are not eligible rollover distributions, unless you notify us of your election to not have taxes withheld.

                            30     PROSPECTUS

PERFORMANCE INFORMATION
-------------------------------------------------------------------

We may advertise the performance of the Variable Sub-Accounts, including yield and total return information. Yield refers to the income generated by an investment in a Variable Sub-Account over a specified period. Total return represents the change, over a specified period of time, in the value of an investment in a Variable Sub-Account after reinvesting all income distributions.

All performance advertisements will include, as applicable, standardized yield and total return figures that reflect the deduction of insurance charges. Performance advertisements also may include aggregate, average, year-by-year, or other types of total return figures.

Performance information for periods prior to the inception date of the Variable Sub-Accounts will be based on the historical performance of the corresponding Portfolios for the periods beginning with the inception dates of the Portfolios and adjusted to reflect current Contract expenses. You should not interpret these figures to reflect actual historical performance of the Variable Account.

We may include in advertising and sales materials tax deferred compounding charts and other hypothetical illustrations that compare currently taxable and tax deferred investment programs based on selected tax brackets. Our advertisements also may compare the performance of our Variable Sub-Accounts with: (a) certain unmanaged market indices, including but not limited to the Dow Jones Industrial Average, the Standard & Poor's 500, and the Shearson Lehman Bond Index; and/or (b) other management investment companies with investment objectives similar to the underlying funds being compared. In addition, our advertisements may include the performance ranking assigned by various publications, including the Wall Street Journal, Forbes, Fortune, Money, Barron's, Business Week, USA Today, and statistical services, including Lipper Analytical Services Mutual Fund Survey, Lipper Annuity and Closed End Survey, the Variable Annuity Research Data Survey, and SEI.

                            PREFERRED CLIENT VARIABLE ANNUITY

Allstate Life Insurance Company of New York  Statement of Additional Information
Allstate Life Insurance Company of New York     Dated  November __, 2001
Variable Annuity Account II

Customer Service
P.O. Box 94038
Palatine, IL 60094-4038

1-800-256-9392

This Statement of Additional Information supplements the information in the prospectus for the Preferred Client Variable Annuity Contracts that we offer. This Statement of Additional Information is not a prospectus. You should read it with the prospectus, dated November __, 2001, for the Contract. You may obtain a prospectus by calling or writing us at the address or telephone number listed above, or by calling or writing your Morgan Stanley Financial Advisor.

Except as otherwise noted, this Statement of Additional Information uses the same defined terms as the prospectus for the Preferred Client Variable Annuity that we offer.




                                   TABLE OF CONTENTS






Description
-----------                                                            ----
Additions, Deletions or Substitutions of Investments
The Contract
         Purchase of Contracts
         Tax-free Exchanges (1035 Exchanges, Rollovers and
               Transfers)
Performance Information
Calculation of Accumulation Unit Values
Calculation of Variable Income Payments
General Matters
         Incontestability
         Settlements
         Safekeeping of the Variable Account's Assets
         Premium Taxes
         Tax Reserves
Federal Tax Matters
Experts
Financial Statements

ADDITIONS, DELETIONS OR SUBSTITUTIONS OF INVESTMENTS

We may add, delete, or substitute the Portfolio shares held by any Variable Sub-Account to the extent the law permits. We may substitute shares of any Portfolio with those of another Portfolio of the same or different mutual Portfolio if the shares of the Portfolio are no longer available for investment or if we believe investment in any Portfolio would become inappropriate in view of the purposes of the Variable Account.

We will not substitute shares attributable to a Contract owner's interest in a Variable Sub-Account until we have notified the Contract owner of the change, and until the Securities and Exchange Commission has approved the change, to the extent such notification and approval are required by law. Nothing contained in this Statement of Additional Information shall prevent the Variable Account from purchasing other securities for other series or classes of contracts or from effecting a conversion between series or classes of contracts on the basis of requests made by Contract owners.

We also may establish additional Variable Sub-Accounts or series of Variable Sub-Accounts. Each additional Variable Sub-Account would purchase shares in a new Portfolio of the same or different mutual fund. We may establish new Variable Sub-Accounts when we believe marketing needs or investment conditions warrant. We determine the basis on which we will offer any new Variable Sub-Accounts in conjunction with the Contract to existing Contract owners. We may eliminate one or more Variable Sub-Accounts if, in our sole discretion, marketing, tax or investment conditions so warrant.

We may, by appropriate endorsement, change the Contract as we believe necessary or appropriate to reflect any substitution or change in the Portfolios. If we believe the best interests of persons having voting rights under the Contracts would be served, we may operate the Variable Account as a management company under the Investment Company Act of 1940 or we may withdraw its registration under such Act if such registration is no longer required.



THE CONTRACT

The Contract is primarily designed to aid individuals in long-term financial planning. You can use it for retirement planning regardless of whether the retirement plan qualifies for special federal income tax treatment.

PURCHASE OF CONTRACTS

Morgan Stanley DW Inc. is the principal underwriter and distributor of the Contracts. The offering of the Contracts is continuous. We do not anticipate discontinuing the offering of the Contracts but we reserve the right to do so at any time.


TAX-FREE EXCHANGES (1035 EXCHANGES, ROLLOVERS AND TRANSFERS)

We accept purchase payments that are the proceeds of a Contract in a transaction qualifying for a tax-free exchange under Section 1035 of the Internal Revenue Code ("Code"). Except as required by federal law in calculating the basis of the Contract, we do not differentiate between Section 1035 purchase payments and non-Section 1035 purchase payments.

We also accept "rollovers" and transfers from Contracts qualifying as tax-sheltered annuities ("TSAs"), individual retirement annuities or accounts ("IRAs"), or any other Qualified Contract that is eligible to "rollover" into an IRA. We differentiate among non-Qualified Contracts, TSAs, IRAs and other Qualified Contracts to the extent necessary to comply with federal tax laws. For example, we restrict the assignment, transfer, or pledge of TSAs and IRAs so the Contracts will continue to qualify for special tax treatment. A Contract owner contemplating any such exchange, rollover or transfer of a Contract should contact a competent tax adviser with respect to the potential effects of such a transaction.



PERFORMANCE INFORMATION

From time to time we may advertise the "standardized," "non-standardized," and "adjusted historical" total returns of the Variable Sub-Accounts, as described below. Please remember that past performance is not an estimate or guarantee of future performance and does not necessarily represent the actual experience of amounts invested by a particular Contract owner. Also, please note that the performance figures do not reflect any applicable taxes.

STANDARDIZED TOTAL RETURNS

A Variable Sub-Account's standardized total return represents the average annual total return of that Sub-Account over a particular period. We compute standardized total return by finding the annual percentage rate that, when compounded annually, will accumulate a hypothetical $1,000 purchase payment to the redeemable value at the end of the one, five or ten year period, or for a period from the date of commencement of the Variable Sub-Account's operations, if shorter than any of the foregoing. We use the following formula prescribed by the SEC for computing standardized total return:

                                1000 (1+T)n = ERV

where:

         T        =  average annual total return

         ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of 1, 5, or 10 year periods or shorter periods

         n        =    number of years in the period

         $1000    =    hypothetical $1,000 investment



The standardized total returns for the Variable Sub-Accounts available under the Contract for the periods ended December 31, 2000 are set out below.

The Preferred Client Contracts were first offered to the public as of the date of this Statement of Additional Information. Accordingly, performance figures for Variable Sub-Accounts prior to that date reflect the historical performance of the Variable Sub-Accounts, adjusted to reflect the current level of charges that apply to the Variable Sub-Accounts under the Contracts as well as the withdrawal and contract maintenance charges described above.

Variable Sub-Account Inception Dates:

MORGAN STANLEY VARIABLE INVESTMENT SERIES:

Variable Sub-Account                                 Date
--------------------                                 ----
Quality Income Plus                                  September 24, 1991
High Yield                                           September 24, 1991
Utilities                                            September 24, 1991
Dividend Growth                                      September 24, 1991
Equity                                               September 24, 1991
Strategist                                           September 24, 1991
Capital Growth                                       September 24, 1991
European Growth                                      September 24, 1991
Global Dividend Growth                               February 23, 1994
Pacific Growth                                       February 23, 1994
Income Builder                                       January 21, 1997
Information                                          November 6, 2000
Money Market                                         October 25, 1990
Short-Term  Bond                                     May 3, 1999
Aggressive  Equity                                   May 3, 1999
S&P 500 Index                                        May 18, 1998
Competitive Edge ("Best Ideas")                      May 18, 1998

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:

Variable Sub-Account                                 Date
--------------------                                 ----
Equity Growth                                        March 16, 1998
International Magnum                                 March 16, 1998
Emerging Markets Equity                              March 16, 1998
U.S. Real Estate                                     May 18, 1998
Mid-Cap Value                                        January 31, 2000

VAN KAMPEN LIFE INVESTMENT TRUST:

Variable Sub-Account                                 Date
--------------------                                 ----
Emerging Growth                                      March 16, 1998

AIM VARIABLE INSURANCE FUNDS:

Variable Sub-Account                                 Date
--------------------                                 ----
Capital Appreciation                                 May 1, 2000
Growth                                               May 1, 2000
Value                                                May 1, 2000

ALLIANCE VARIABLE PRODUCTS SERIES FUND (CLASS B SHARES):

Variable Sub-Account                                 Date
--------------------                                 ----
Growth                                               May 1, 2000
Growth and Income                                    May 1, 2000
Premier Growth                                       May 1, 2000

PUTNAM VARIABLE TRUST (CLASS IB SHARES):

Variable Sub-Account                                 Date
--------------------                                 ----
Growth and Income                                    May 1, 2000
International Growth                                 May 1, 2000
Voyager                                              May 1, 2000


(WITHOUT THE PERFORMANCE DEATH BENEFIT OPTION)




                                                                           Ten Years or
Variable Sub-Account                             One Year      5 Year     Since Inception
--------------------                             --------    ----------  -------------------
Aggressive Equity                                   -2.43%        N/A         23.45%
Capital Growth                                      0.57%        16.72%       12.75%
Competitive Edge "Best Ideas"                      -17.96%        N/A         0.37%
Dividend Growth                                     4.57%        12.05%       12.47%
Equity                                             -12.96%       22.01%       18.71%
European Growth                                     -5.58%       17.27%       17.36%
Global Dividend Growth                              -3.17%       9.86%        10.10%
High Yield                                         -32.69%       -5.37%       2.94%
Income Builder                                      -0.53%        N/A         7.26%
Information*                                         N/A          N/A        -6.99%
Money Market                                        5.35%        4.55%        3.95%
Pacific Growth                                     -33.92%       -9.15%       -7.13%
Quality Income Plus                                 10.32%       4.71%        6.80%
S&P 500 Index                                      -10.01%        N/A         7.22%
Short-Term Bond                                     5.11%         N/A         3.72%
Strategist                                          0.94%        13.78%       11.16%
Utilities                                           2.32%        13.91%       13.05%

AIM V.I. Capital Appreciation*                       N/A          N/A        -16.40%
AIM V.I. Growth*                                     N/A          N/A        -26.25%
AIM V.I. Value*                                      N/A          N/A        -19.65%

Alliance Growth and Income*                          N/A          N/A        -18.20%
Alliance Growth*                                     N/A          N/A          8.10%
Alliance Premier Growth*                             N/A          N/A        -21.05%

Emerging Markets Equity                            -39.33%        N/A         -3.90%
Equity Growth                                      -12.36%        N/A         6.64%
International Magnum                               -13.04%        N/A        -0.37%
Mid Cap Value                                        N/A          N/A          2.87%
U.S. Real Estate                                    28.37%        N/A         4.28%

Putnam VT Growth and Income*                         N/A          N/A          8.47%
Putnam VT International Growth*                      N/A          N/A         -8.77%
Putnam VT Voyager*                                   N/A          N/A        -18.40%

Van Kampen LIT Emerging Growth                     -10.78%        N/A         34.37%

*The performance shown is not annualized.

(WITH PERFORMANCE DEATH BENEFIT OPTION)


                                                                              Ten Years or
Variable Sub-Account                               One Year      5 Year     Since Inception

Aggressive Equity                                    -2.55%        N/A         23.29%
Capital Growth                                       0.44%        16.57%       12.60%
Competitive Edge "Best Ideas"                       -18.07%        N/A          0.24%
Dividend Growth                                      4.43%        11.90%       12.32%
Equity                                              -13.07%       21.85%       18.56%
European Growth                                      -5.70%       17.11%       17.21%
Global Dividend Growth                               -3.30%       9.72%         9.95%
High Yield                                          -32.78%       -5.50%        2.81%
Income Builder                                       -0.66%        N/A          7.12%
Information*                                          N/A          N/A         -7.01%
Money Market                                         5.22%        4.41%         3.81%
Pacific Growth                                      -34.01%       -9.27%       -7.25%
Quality Income Plus                                  10.18%       4.57%         6.66%
S&P 500 Index                                       -10.13%        N/A          7.08%
Short-Term Bond                                      4.98%         N/A          3.59%
Strategist                                           0.81%        13.63%       11.01%
Utilities                                            2.19%        13.76%       12.90%

AIM V.I. Capital Appreciation*                        N/A          N/A         -16.47%
AIM V.I. Growth*                                      N/A          N/A         -26.32%
AIM V.I. Value*                                       N/A          N/A         -19.72%

Alliance Growth and Income*                           N/A          N/A          8.01%
Alliance Growth*                                      N/A          N/A         -18.27%
Alliance Premier Growth*                              N/A          N/A         -21.12%

Emerging Markets Equity                             -39.41%        N/A         -4.02%
Equity Growth                                       -12.47%        N/A          9.50%
International Magnum                                -13.15%        N/A         -0.50%
Mid Cap Value                                         N/A          N/A          2.78%
Morgan Stanley UIF U.S. Real Estate                  28.21%        N/A          4.15%

Putnam VT Growth and Income*                          N/A          N/A          8.37%
Putnam VT International Growth*                       N/A          N/A         -8.85%
Putnam VT Voyager*                                    N/A          N/A         -18.47%

Van Kampen LIT Emerging Growth                      -10.89%        N/A         34.20%


*The performance shown is not annualized.

NON-STANDARDIZED TOTAL RETURNS

From time to time, we may advertise the total return over different periods of time by means of aggregate, average, year-by-year or other types of total return figures. The formula for computing such total return quotations involves a per unit change calculation. This calculation is based on the Accumulation Unit Value at the end of the defined period divided by the Accumulation Unit Value at the beginning of such period, minus 1. The periods included in such advertisements are "year-to-date" (prior calendar year end to the day of the advertisement); "year to most recent quarter" (prior calendar year end to the end of the most recent quarter); "the prior calendar year"; " 'n' most recent Calendar Years"; and "Inception (commencement of the Variable Sub-Account's operation) to date" (day of the advertisement).

ADJUSTED HISTORICAL TOTAL RETURNS

We may advertise the total return for periods prior to the date that the Variable Sub-Accounts commenced operations. We will calculate such "adjusted historical total returns" using the historical performance of the underlying Portfolios and adjusting such performance to reflect the current level of charges that apply to the Variable Sub-Accounts under the Contract.

The adjusted historical total returns for the Variable Sub-Accounts for the periods ended December 31, 2000 are set out below. No adjusted historical total returns are shown for the Money Market Variable Sub-Account.

The following list provides the inception date for the Portfolio corresponding to each of the Variable Sub-Accounts included in the tables.



                                              Inception Date of
Variable Sub-Account                        Corresponding Portfolio
--------------------                        -----------------------
MORGAN STANLEY VARIABLE INVESTMENT SERIES:

Variable Sub-Account                                 Date
--------------------                                 ----
Quality Income Plus                                  March 2, 1987
High Yield                                           March 8, 1984
Utilities                                            March 1, 1990
Dividend Growth                                      March 1, 1990
Equity                                               March 8, 1984
Strategist                                           March 2, 1987
Capital Growth                                       March 1, 1991
European Growth                                      March 1, 1991
Global Dividend Growth                               February 22, 1994
Pacific Growth                                       February 22, 1994
Income Builder                                       January 21, 1997
Information                                          November 6, 2000
Money Market                                         March 8, 1984
Short-Term  Bond                                     May 3, 1999
Aggressive  Equity                                   May 3, 1999
S&P 500 Index                                        May 18, 1998
Competitive Edge ("Best Ideas")                      May 18, 1998

THE UNIVERSAL INSTITUTIONAL FUNDS, INC.:

Variable Sub-Account                                 Date
--------------------                                 ----
Equity Growth                                        January 2, 1997
International Magnum                                 January 2, 1997
Emerging Markets Equity                              October 1, 1996
U.S. Real Estate                                     March 4, 1997
Mid-Cap Value                                        January 2, 1997

VAN KAMPEN LIFE INVESTMENT TRUST:

Variable Sub-Account                                 Date
--------------------                                 ----
Emerging Growth                                      July 3, 1995

AIM VARIABLE INSURANCE FUNDS:

Variable Sub-Account                                 Date
--------------------                                 ----
Capital Appreciation                                 May 5, 1993
Growth                                               May 5, 1993
Value                                                May 5, 1993

ALLIANCE VARIABLE PRODUCTS SERIES FUND (CLASS B SHARES):

Variable Sub-Account                                 Date
--------------------                                 ----
Growth                                               September 15, 1994
Growth and Income                                    January 14, 1991
Premier Growth                                       July 14, 1999

PUTNAM VARIABLE TRUST (CLASS IB SHARES):

Variable Sub-Account                                 Date
--------------------                                 ----
Growth and Income                                    February 1, 1988
International Growth                                 Janaury 2, 1997
Voyager                                              February 1, 1988



* The Portfolios' Class B shares ("12b-1 class") corresponding to the Alliance Growth and Alliance Growth and Income Variable Sub-Accounts were first offered on June 1, 1999. For periods prior to these dates, the performance shown is based on the historical performance of the Portfolios' Class A shares ("non-12b-1 class"). The inception dates for the Portfolios are as shown above.

** The Portfolios' Class IB shares ("12b-1 class") corresponding to the Putnam VT Growth and Income, International Growth, and Voyager Variable Sub-Accounts were first offered on April 6, 1998, April 30, 1998, and April 30, 1998, respectively. For periods prior to these dates, the performance shown is based on the historical performance of the Portfolios' Class IA shares ("non-12b-1 class"), adjusted to reflect the current expenses of the Portfolios' 12b-1 class. The inception dates for the Portfolios are as shown above.



(WITHOUT THE PERFORMANCE DEATH BENEFIT OPTION)


                                                                          Ten Years or
Variable Sub-Account                           One Year      5 Year     Since Inception+
--------------------                           ----------   --------      ----------
Aggressive Equity                                  -2.43%        N/A        23.45%
Capital Growth                                      0.57%       16.72%      13.03%
Competitive Edge "Best Ideas"                      -17.96%       N/A         0.37%
Dividend Growth                                     4.57%       12.05%      13.052
Equity                                             -12.96%      22.01%      21.04%
European Growth                                    -5.58%       17.27%      16.10%
Global Dividend Growth                             -3.17%       9.86%       10.09%
High Yield                                         -32.69%      -5.37%       6.73%
Income Builder                                     -0.53%        N/A         7.26%
Information                                          N/A         N/A        -6.99%
Money Market                                        5.35%       4.55%        4.05%
Pacific Growth                                     -33.92%     -9.15%       -7.12%
Quality Income Plus                                10.32%       4.71%        7.42%
S&P 500 Index                                      -10.01%       N/A         7.22%
Short-Term Bond                                     5.11%        N/A         3.72%
Strategist                                          0.94%       13.78%      12.26%
Utilities                                           2.32%       13.91%      13.04%

AIM V.I. Capital Appreciation                      -11.53%      14.65%      16.55%
AIM V.I. Growth                                    -21.04%      15.85%      15.32%
AIM V.I. Value                                     -15.24%      15.07%      16.51%

Alliance Growth and Income*                         12.65%      18.70%      14.47%
Alliance Growth*                                   -18.44%      18.06%      20.52%
Alliance Premier Growth*                           -17.36%       N/A        -4.72%

Emerging Markets Equity                            -39.33%       N/A        -3.63%
Equity Growth                                      -12.36%       N/A        17.44%
International Magnum                               -13.04%       N/A         5.58%
Mid Cap Value                                        9.98%       N/A        19.93%
U.S. Real Estate                                   28.37%        N/A         6.53%

Putnam VT Growth and Income*                         7.17%      12.97%      13.70%
Putnam VT International Growth*                    -10.19%       N/A        17.96%
Putnam VT Voyager*                                 -17.12%      17.65%      19.37%

Van Kampen LIT Emerging Growth                     -10.78%      27.93%      28.68%

+ Please refer to the table at the beginning of this section for the inception dates of the portfolios.

* The performance shown for the Portfolios' 12b-1 class is based on the performance of the non-12b-1 class, as described in the table at the beginning of this section.



(WITH PERFORMANCE DEATH BENEFIT OPTION)

                                                                       Ten Years or
                                               One Year      5 Year    Since Inception+

Aggressive Equity                               -2.55%         N/A        23.29%
Capital Growth                                   0.44%       16.57%       12.88%
Competitive Edge "Best Ideas"                   -18.07%        N/A         0.24%
Dividend Growth                                  4.43%       11.90%       13.37%
Equity                                          -13.07%      21.85%       20.88%
European Growth                                 -5.70%       17.11%       15.95%
Global Dividend Growth                          -3.30%       9.72%         9.95%
High Yield                                      -32.78%      -5.50%        6.59%
Income Builder                                  -0.66%         N/A         7.12%
Information                                       N/A          N/A        -7.01%
Money Market                                     5.22%       4.41         3.91%
Pacific Growth                                  -34.01%      -9.27%       -7.25%
Quality Income Plus                             10.18%       4.57%         7.28%
S&P 500 Index                                  -10.13%        N/A         7.08%
Short-Term Bond                                 4.98%         N/A         3.59%
Strategist                                      0.81%       13.63%       12.11%
Utilities                                       2.19%       13.76%       12.89%

AIM V.I. Capital Appreciation                 -11.64%       14.51%      -16.40%
AIM V.I. Growth                               -21.15%       15.70%       15.17%
AIM V.I. Value                                -15.35%       14.92%       16.36%

Alliance Growth and Income*                    12.50%       18.55%       14.32%
Alliance Growth*                              -18.55%       17.90%       20.36%
Alliance Premier Growth*                      -17.47%         N/A        -4.85%

Emerging Markets Equity                        -39.41%        N/A        -3.76%
Equity Growth                                  -12.47%        N/A        17.28%
International Magnum                           -13.15%        N/A         5.45%
Mid Cap Value                                    9.84%        N/A        19.77%
U.S. Real Estate                                28.21%        N/A         6.39%

Putnam VT Growth and Income*                     7.04%      12.82%       13.55%
Putnam VT International Growth*                -10.31%        N/A        17.81%
Putnam VT Voyager*                             -17.22%      17.49%       19.22%

Van Kampen LIT Emerging Growth                 -10.89%      27.76%       28.52%


+ Please refer to the table at the beginning of this section for the inception dates of the portfolios.

* The performance shown for the Portfolios' 12b-1 class is based on the performance of the non-12b-1 class, as described in the table at the beginning of this section.



CALCULATION OF ACCUMULATION UNIT VALUES

The value of Accumulation Units will change each Valuation Period according to the investment performance of the Portfolio shares purchased by each Variable Sub-Account and the deduction of certain expenses and charges. A "Valuation Period" is the period from the end of one Valuation Date and continues to the end of the next Valuation Date. A Valuation Date ends at the close of regular trading on the New York Stock Exchange (currently4:00 p.m. Eastern Time).

The Accumulation Unit Value of a Variable Sub-Account for any Valuation Period equals the Accumulation Unit Value as of the immediately preceding Valuation Period, multiplied by the Net Investment Factor (described below) for that Variable Sub-Account for the current Valuation Period.

NET INVESTMENT FACTOR

The Net Investment Factor for a Valuation Period is a number representing the change, since the last Valuation Period, in the value of Variable Sub-Account assets per Accumulation Unit due to investment income, realized or unrealized capital gain or loss, deductions for taxes, if any, and deductions for the mortality and expense risk charge and administrative expense charge. We determine the Net Investment Factor for each Variable Sub-Account for any Valuation Period by dividing (A) by (B) and subtracting (C) from the result, where:

       (A) is the sum of:

          (1) the net asset value per share of the Portfolio underlying the Variable Sub-Account determined at the end of the current Valuation Period; plus,

          (2) the per share amount of any dividend or capital gain distributions made by the Portfolio underlying the Variable Sub-Account during the current Valuation Period;

       (B) is the net asset value per share of the Portfolio underlying the Variable Sub-Account determined as of the end of the immediately preceding Valuation Period; and

       (C) is the annualized mortality and expense risk and administrative expense charges divided by the number of days in the current calendar year and then multiplied by the number of calendar days in the current Valuation Period.

CALCULATION OF VARIABLE INCOME PAYMENTS

We calculate the amount of the first variable income payment under an Income Plan by applying the Contract Value allocated to each Variable Sub-Account less any applicable premium tax charge deducted at the time, to the income payment tables in the Contract. We divide the amount of the first variable annuity income payment by the Variable Sub-Account's then current Annuity Unit value to determine the number of annuity units ("Annuity Units") upon which later income payments will be based. To determine income payments after the first, we simply multiply the number of Annuity Units determined in this manner for each Variable Sub-Account by the then current Annuity Unit value ("Annuity Unit Value") for that Variable Sub-Account.

CALCULATION OF ANNUITY UNIT VALUES

Annuity Units in each Variable Sub-Account are valued separately and Annuity Unit Values will depend upon the investment experience of the particular Portfolio in which the Variable Sub-Account invests. We calculate the Annuity Unit Value for each Variable Sub-Account at the end of any Valuation Period by:

o multiplying the Annuity Unit Value at the end of the immediately preceding Valuation Period by the Variable Sub-Account's Net Investment Factor (described in the preceding section) for the Period; and then

o dividing the product by the sum of 1.0 plus the assumed investment rate for the Valuation Period.

The assumed investment rate adjusts for the interest rate assumed in the income payment tables used to determine the dollar amount of the first variable income payment, and is at an effective annual rate which is disclosed in the Contract.

We determine the amount of the first variable income payment paid under an Income Plan using the income payment tables set out in the Contracts. The Contracts include tables that differentiate on the basis of sex, except in states that require the use of unisex tables.

GENERAL MATTERS

INCONTESTABILITY

We will not contest the Contract after we issue it.

SETTLEMENTS

The Contract must be returned to us prior to any settlement. We must receive due proof of the Contract owner(s) death (or Annuitant's death if there is a non-natural Contract owner) before we will settle a death claim.

SAFEKEEPING OF THE VARIABLE ACCOUNT'S ASSETS

We hold title to the assets of the Variable Account. We keep the assets physically segregated and separate and apart from our general corporate assets. We maintain records of all purchases and redemptions of the Portfolio shares held by each of the Variable Sub-Accounts.

The Portfolios do not issue stock certificates. Therefore, we hold the Variable Account's assets in open account in lieu of stock certificates. See the Portfolios' prospectuses for a more complete description of the custodian of the Portfolios.

PREMIUM TAXES

Applicable premium tax rates depend on the Contract owner's state of residency and the insurance laws and our status in those states where premium taxes are incurred. Premium tax rates may be changed by legislation, administrative interpretations, or judicial acts. Currently, the State of New York does not assess a premium tax on annuities.

TAX RESERVES

We do not establish capital gains tax reserves for any Variable Sub-Account nor do we deduct charges for tax reserves because we believe that capital gains attributable to the Variable Account will not be taxable. However, we reserve the right to deduct charges to establish tax reserves for potential taxes on realized or unrealized capital gains.

FEDERAL TAX MATTERS

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT INTENDED AS TAX ADVICE. WE MAKE NO GUARANTEE REGARDING THE TAX TREATMENT OF ANY CONTRACT OR TRANSACTION INVOLVING A CONTRACT.

Federal, state, local and other tax consequences of ownership or receipt of distributions under an annuity contract depend on the individual circumstances of each person. If you are concerned about any tax consequences with regard to your individual circumstances, you should consult a competent tax adviser.


TAXATION OF ALLSTATE NEW YORK LIFE INSURANCE COMPANY
Allstate New York is taxed as a life insurance company under Part I of Subchapter L of the Internal Revenue Code. Since the Variable Account is not an entity separate from Allstate New York, and its operations form a part of Allstate New York, it will not be taxed separately as a "Regulated Investment Company" under Subchapter M of the Code. Investment income and realized capital gains of the Variable Account are automatically applied to increase reserves under the contract. Under existing federal income tax law, Allstate New York believes that the Variable Account investment income and capital gains will not be taxed to the extent that such income and gains are applied to increase the reserves under the contract. Accordingly, Allstate New York does not anticipate that it will incur any federal income tax liability attributable to the Variable Account, and therefore Allstate New York does not intend to make provisions for any such taxes. If Allstate New York is taxed on investment income or capital gains of the Variable Account, then Allstate New York may impose a charge against the Variable Account in order to make provision for such taxes.

EXCEPTIONS TO THE NON-NATURAL OWNER RULE

There are several exceptions to the general rule that annuity contracts held by a non-natural owner are not treated as annuity contracts for federal income tax purposes. Contracts will generally be treated as held by a natural person if the nominal owner is a trust or other entity which holds the Contract as agent for a natural person. However, this special exception will not apply in the case of an employer who is the nominal owner of an annuity contract under a non-qualified deferred compensation arrangement for its employees. Other exceptions to the non-natural owner rule are: (1) contracts acquired by an estate of a decedent by reason of the death of the decedent; (2) certain qualified contracts; (3) contracts purchased by employers upon the termination of certain qualified plans; (4) certain contracts used in connection with structured settlement agreements, and (5) contracts purchased with a single premium when the annuity starting date is no later than a year from purchase of the annuity and substantially equal periodic payments are made, not less frequently than annually, during the annuity period.

IRS REQUIRED DISTRIBUTION AT DEATH RULES

In order to be considered an annuity contract for federal income tax purposes, an annuity contract must provide: (1) if any owner dies on or after the annuity start date but before the entire interest in the contract has been distributed, the remaining portion of such interest must be distributed at least as rapidly as under the method of distribution being used as of the date of the owner's death; (2) if any owner dies prior to the annuity start date, the entire interest in the contract will be distributed within five years after the date of the owner's death. These requirements are satisfied if any portion of the owner's interest which is payable to (or for the benefit of) a designated beneficiary is distributed over the life of such beneficiary (or over a period not extending beyond the life expectancy of the beneficiary) and the distributions begin within one year of the owner's death. If the owner's designated beneficiary is the surviving spouse of the owner, the contract may be continued with the surviving spouse as the new owner. If the owner of the contract is a non-natural person, then the annuitant will be treated as the owner for purposes of applying the distribution at death rules. In addition, a change in the annuitant on a contract owned by a non-natural person will be treated as the death of the owner.

QUALIFIED PLANS

The Contract may be used with several types of qualified plans. The income on qualified plans and IRA investments is tax deferred and variable annuities held by such plans do not receive any additional tax deferral. You should review the annuity features, including all benefits and expenses, prior to purchasing a variable annuity in a qualified plan or IRA Allstate New York reserves the right to limit the availability of the contract for use with any of the qualified plans listed below. The tax rules applicable to participants in such qualified plans vary according to the type of plan and the terms and conditions of the plan itself. Adverse tax consequences may result from excess contributions, premature distributions, distributions that do not conform to specified commencement and minimum distribution rules, excess distributions and in other circumstances. Contract owners and participants under the plan and annuitants and beneficiaries under the Contract may be subject to the terms and conditions of the plan regardless of the terms of the Contract.

IRAs

Section 408 of the Code permits eligible individuals to contribute to an individual retirement program known as an IRA. IRAs are subject to limitations on the amount that can be contributed and on the time when distributions may commence. Certain distributions from other types of qualified plans may be "rolled over" on a tax-deferred basis into an IRA. An IRA generally may not provide life insurance, but it may provide a death benefit that equals the greater of the premiums paid and the Contract's Cash Value. The Contract provides a death benefit that in certain circumstances may exceed the greater of the payments and the Contract Value. It is possible that the death benefit could be viewed as violating the prohibition on investment in life insurance contracts with the result that the Contract would not be viewed as satisfying the requirements of an IRA.

ROTH IRAs

Section 408A of the Code permits eligible individuals to make nondeductible contributions to an individual retirement program known as a Roth IRA. Roth IRAs are subject to limitations on the amount that can be contributed and on the time when distributions may commence. "Qualified distributions" from Roth IRAs are not includible in gross income. "Qualified distributions" are any distributions made more than five taxable years after the taxable year of the first contribution to the Roth IRA, and which are made on or after the date the individual attains age 59 1/2, made to a beneficiary after the owner's death, attributable to the owner being disabled or for a first time home purchase (first time home purchases are subject to a lifetime limit of $10,000). "Nonqualified distributions" are treated as made from contributions first and are includible in gross income to the extent such distributions exceed the contributions made to the Roth IRA. The taxable portion of a "nonqualified distribution" may be subject to the 10% penalty tax on premature distributions. Subject to certain limitations, a traditional Individual Retirement Account or Annuity may be converted or "rolled over" to a Roth IRA. The taxable portion of a conversion or rollover distribution is includible in gross income, but is exempted from the 10% penalty tax on premature distributions.

SIMPLIFIED EMPLOYEE PENSION PLANS

Section 408(k) of the Code allows employers to establish simplified employee pension plans for their employees using the employees' IRAs if certain criteria are met. Under these plans the employer may, within specified limits, make deductible contributions on behalf of the employees to their individual retirement annuities. Employers intending to use the Contract in connection with such plans should seek competent advice. In particular, employers should consider that an IRA generally may not provide life insurance, but it may provide a death benefit that equals the greater of the premiums paid and the contract's cash value. The Contract provides a death benefit that in certain circumstances may exceed the greater of the payments and the Contract Value.

SAVINGS INCENTIVE MATCH PLANS FOR EMPLOYEES (SIMPLE PLANS)

Sections 408(p) and 401(k) of the Code allow employers with 100 or fewer employees to establish SIMPLE retirement plans for their employees. SIMPLE plans may be structured as a SIMPLE retirement account using an employee's IRA to hold the assets or as a Section 401(k) qualified cash or deferred arrangement. In general, a SIMPLE plan consists of a salary deferral program for eligible employees and matching or nonelective contributions made by employers. Employers intending to use the Contract in conjunction with SIMPLE plans should seek competent tax and legal advice.

TAX SHELTERED ANNUITIES

Section 403(b) of the Code permits public school employees and employees of certain types of tax-exempt organizations (specified in Section 501(c)(3) of the Code) to have their employers purchase annuity contracts for them, and subject to certain limitations, to exclude the purchase payments from the employees' gross income. An annuity contract used for a Section 403(b) plan must provide that distributions attributable to salary reduction contributions made after 12/31/88, and all earnings on salary reduction contributions, may be made only on or after the date the employee attains age 59 1/2, separates from service, dies, becomes disabled or on the account of hardship (earnings on salary reduction contributions may not be distributed for hardship). These limitations do not apply to withdrawals where Allstate New York is directed to transfer some or all of the Contract Value to another 403(b) plan.

CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS

Sections 401(a) and 403(a) of the Code permit corporate employers to establish various types of tax favored retirement plans for employees. The Self-Employed Individuals Retirement Act of 1962, as amended, (commonly referred to as "H.R. 10" or "Keogh") permits self-employed individuals to establish tax favored retirement plans for themselves and their employees. Such retirement plans may permit the purchase of annuity contracts in order to provide benefits under the plans.

STATE AND LOCAL GOVERNMENT AND TAX-EXEMPT ORGANIZATION
DEFERRED COMPENSATION PLANS

Section 457 of the Code permits employees of state and local governments and tax-exempt organizations to defer a portion of their compensation without paying current taxes. The employees must be participants in an eligible deferred compensation plan. To the extent the Contracts are used in connection with an eligible plan, employees are considered general creditors of the employer and the employer as owner of the contract has the sole right to the proceeds of the contract. Generally, under the non-natural owner rules, such Contracts are not treated as annuity contracts for federal income tax purposes. Under these plans, contributions made for the benefit of the employees will not be includible in the employees' gross income until distributed from the plan. However, under a
Section 457 plan all the compensation deferred under the plan must remain solely the property of the employer, subject only to the claims of the employer's general creditors, until such time as made available to the employee or a beneficiary.

EXPERTS

The financial statements of Allstate New York as of December 31,
2000 and 1999 and for each of the three years in the period ended December 31, 2000 and the related financial statement schedule that appear in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements of the Variable Account as of December 31, 2000 and for each of the periods in the two years then ended that appear in this Statement of Additional Information have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

FINANCIAL STATEMENTS

The financial statements of the Variable Account as of December 31, 2000 and for each of the periods in the two years then ended, the financial statements of Allstate New York as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 and related financial statement schedule and the accompanying Independent Auditors' Reports appear in the pages that follow. The financial statements and related financial statement schedule of Allstate New York included herein should be considered only as bearing upon the ability of Allstate New York to meet its obligations under the Contracts.

                                     PART C

                                OTHER INFORMATION

24.  FINANCIAL STATEMENTS AND EXHIBITS

         (a)  FINANCIAL STATEMENTS

     Allstate Life Insurance Company of New York Financial Statements and Financial Statement Schedules and Allstate Life of New York Variable Annuity Account II Financial Statements are included in Part B of this Registration Statement.

         (b) EXHIBITS

     The following exhibits, correspond to those required by paragraph (b) of item 24 as to exhibits in Form N-4:

(1) Form of Resolution of the Board of Directors of Allstate Life Insurance Company of New York authorizing establishment of the Variable Annuity Account II (Incorporated herein by reference to Post-Effective Amendment No. 10 to Registrant's Form N-4 Registration Statement (File No. 033-35445) dated December 31, 1996).

(2)  Not Applicable

(3)  General   Agent's   Agreement   (Incorporated   herein  by   reference   to
     Post-effective Amendment No. 14 to Registrant's Form N-4 Registration Statement (File No. 033-35445) dated April 17, 1998).

(4)(a) Form of Contract for the Preferred Client Variable Annuity.

(4)(b) Form of Performance Death Benefit Rider for the Preferred Client Variable Annuity.

(5)  Form of Application for the Preferred Client Variable Annuity.

(6)(a) Restated Certificate of Incorporation of Allstate Life Insurance Company of New York (Incorporated herein by reference to Depositor's Form 10-K annual report dated March 30, 1999).

(6)(b)  Amended  By-laws  of  Allstate  Life  Insurance   Company  of  New  York
     (Incorporated herein by reference to Depositor's Form 10-K annual report dated March 30, 1999).

(7) Not applicable

(8) Form of Participation Agreements

     (a) Morgan Stanley Dean Witter Variable Investment Series (Incorporated herein by reference to Post-Effective Amendment No. 9 to Registrant's Form N-4 Registration Statement (File No. 033-35445) dated April 30,
          1996).

     (b) The Universal Institutional Funds, Inc. (Incorporated herein by reference to Post-Effective Amendment No. 16 to Registrant's Form N-4 Registration Statement (File No. 033-35445) dated May 1, 2000).

     (c) AIM Variable Insurance Funds (Incorporated herein by reference to Post-Effective Amendment No. 16 to Registrant's Form N-4 Registration Statement (File No. 033-35445) dated May 1, 2000).

     (d)  Alliance  Variable  Products  Series  Fund  (Incorporated   herein  by
          reference to Post-Effective Amendment No. 16 to Registrant's Form N-4 Registration Statement (File No. 033-35445) dated May 1, 2000).

     (e)  Putnam   Variable   Trust   (Incorporated   herein  by   reference  to
          Post-Effective Amendment No. 16 to Registrant's Form N-4 Registration Statement (File No. 033-35445) dated May 1, 2000).

     (f) Van Kampen Life Investment Trust (Incorporated herein by reference to Post-Effective Amendment No. 16 to Registrant's Form N-4 Registration Statement (File No. 033-35445) dated May 1, 2000).

(9)   Opinion and Consent of General Counsel*

(10)(a) Independent Auditors' Consent*

(10)(b) Consent of Foley & Lardner*

(11) Not Applicable

(12) Not Applicable

(13) Performance Data Calculations filed herewith*

(14) Not Applicable

(99)(a) Powers of Attorney for Thomas J. Wilson, II, Marcia D. Alazraki, Cleveland Johnson, Jr., John R. Raben, Jr. and Sally A. Slacke (Incorporated herein by reference to Post-Effective Amendment No. 15 to Registrant's Form N-4 Registration Statement (File No. 033-35445) dated April 30, 1999).

(99)(b) Powers of Attorney for Samuel H. Pilch, Marla G. Friedman, Kenneth R. O'Brien, Patricia W. Wilson, and Vincent A. Fusco (Incorporated herein by reference to Post-Effective Amendment No. 16 to Registrant's Form N-4 Registration Statement (File No. 033-35445) dated May 1, 2000).

(99)(c) Powers of Attorney for Margaret G. Dyer, John C. Lounds, J. Kevin McCarthy and Steven C. Verney (Incorporated herein by reference to Pre-Effective Amendment No. 1 to Registrant's Form N-4 Registration Statement (File No. 333-38176) dated August 30, 2000).

(99)(d)  Power of Attorney for Steven E. Shebik filed herewith.

* To be filed by pre-effective amendment.

25.      DIRECTORS AND OFFICERS OF THE DEPOSITOR

NAME AND PRINCIPAL                   POSITION AND OFFICE WITH
TRBUSINESS ADDRESS                     DEPOSITOR OF THE ACCOUNT
--------------------------------------------------------------------------------
Thomas J. Wilson, II                 Director, Chairman of the Board
                                        and President
Michael J. Velotta                   Director, Vice President, Secretary and
                                        General Counsel
Marcia D. Alazraki                   Director
Margaret G. Dyer                     Director
Marla G. Friedman                    Director and Vice President
Vincent A. Fusco                     Director and Chief Operations Officer
Cleveland Johnson, Jr.               Director
John C. Lounds                       Director
J. Kevin McCarthy                    Director
Kenneth R. O'Brien                   Director
Samuel H. Pilch                      Controller
John R. Raben, Jr.                   Director
Sally A. Slacke                      Director
Casey J. Sylla                       Chief Investment Officer
Steven E. Shebik                     Director and Vice President
Patricia W. Wilson                   Director and Assistant Vice President
James P. Zils                        Treasurer
Douglas F. Gaer                      Assistant Vice President
D. Steven Boger                      Assistant Vice President
James J. Brazda                      Chief Administrative Officer
Patricia A. Coffey                   Assistant Vice President
Dorothy E. Even                      Assistant Vice President
Judith P. Greffin                    Assistant Vice President
Charles Salisbury                    Assistant Vice President
Richard Zaharias                     Assistant Vice President
Charles D. Mires                     Assistant Vice President
Barry S. Paul                        Assistant Vice President and
                                        Assistant Treasurer
Timothy N. Vander Pas                Assistant Vice President
David A. Walsh                       Assistant Vice President
Joanne M. Derrig                     Assistant Secretary and Assistant
                                        General Counsel
Dorothy M. Bryant                    Assitant Secretary
Paul N. Kierig                       Assistant Secretary
Susan L. Lees                        Assistant Secretary
Mary J. McGinn                       Assistant Secretary
Roberta Asher                        Assistant Secretary
Ralph A. Bergholtz                   Assistant Treasurer
Mark A. Bishop                       Assistant Treasurer
Robert B. Bodett                     Assistant Treasurer
Barbara S. Brown                     Assistant Treasurer
Rhonda Hoops                         Assistant Treasurer
Peter S. Horos                       Assistant Treasurer
Thomas C. Jensen                     Assistant Treasurer
David L. Kocourek                    Assistant Treasurer
Daniel C. Leimbach                   Assistant Treasurer
Beth K. Marder                       Assistant Treasurer
Jeffrey A. Mazer                     Assistant Treasurer
Ronald A. Mendel                     Assistant Treasurer
Stephen J. Stone                     Assistant Treasurer
Louise J. Walton                     Assistant Treasurer
Jerry D. Zinkula                     Assistant Treasurer
Errol Cramer                         Assistant Vice President and Corporate
                                       Actuary


*The principal business address of Mr. Fusco is One Allstate Drive, Farmingville, New York 11738. The principal business address of Ms. Alazraki is 1675 Broadway, New York, New York 10019. The principal business address of Mr. Johnson is 47 Doral Lane, Bay Shore, New York 11706. The principal business address of Mr. O'Brien is 165 E. Loines Avenue, Merrick, New York 11566. The principal business address of Mr. Raben is 60 Wall Street, 15th Floor, New York, New York 10260. The principal business address of Ms. Slacke is 8 John Way, Islandia, New York 11788. The principal business address of the other foregoing officers and directors is 3100 Sanders Road, Northbrook, Illinois 60062.

26.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH DEPOSITOR OR REGISTRANT

Incorporated herein by reference to Annual Report on Form 10-K, filed by the Allstate Corporation on March 26, 2001, File No. 1-11840).

27.  NUMBER OF CONTRACT OWNERS

As of the date of the filing of this Registration Statement, the offering of the Preferred Client Variable Annuity Contract (NY) had not commenced.

28.  INDEMNIFICATION

The General Agent's Agreement (Exhibit 3) has a provision in which Allstate Life Insurance Company of New York agrees to indemnify Morgan Stanley DW Inc. as Underwriter for certain damages and expenses that may be caused by actions, statements or omissions by Allstate Life Insurance Company of New York.

Insofar as indemnification for liability arising out of the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the registrant of expenses incurred by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of is counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

29. PRINCIPAL UNDERWRITERS

(a) The Registrant's principal underwriter acts as principal underwriter for each of the following investment companies:

          Northbrook Variable Annuity Account
          Northbrook Variable Annuity Account II
          Northbrook Life Variable Life Separate Account A
          Allstate Life of New York Variable Annuity Account
          Allstate Life of New York Variable Annuity Account II

 (b) The directors and principal officers of the principal underwriter are:


Name and Principal Business         Positions and Offices
Address*                            of Each Such Person with Underwriter
-----------------------------------------------------------------------
Philip J. Purcell                   Chairman, Chief Executive Officer and Director
John H. Schaefer                    Director, President and Chief Operating Officer
James F. Higgins                    Director
Stephen R. Miller                   Director and Executive Vice President
Mitchell M. Merin                   Director
Michael H. Stone                    Executive Vice President, General Counsel and Secretary
Frederick J. Frohne                 Executive Vice President
Thomas J. O'Connell                 Executive Vice President
Lee Horwitz                         Senior Vice President and Controller
Ronald T. Carman                    Senior Vice President, Associate General Counsel
                                    and Assistant Secretary
Joyce L. Kramer                     Senior Vice President, Deputy General Counsel and
                                    Assistant Secretary
Alexander C. Frank                  Senior Vice President and Treasurer
Charles F. Vadala, Jr.              Senior Vice President and Chief Financial Officer
Joseph G. Siniscalchi               Executive Vice President
Michael T. Cunningham               Senior Vice President
Lorena J. Kern                      Senior Vice President
Debra M. Aaron                      Vice President
Darlene R. Lockhart                 Vice President
Harvey B. Mogenson                  Vice President
Kevin Mooney                        Vice President
Saul Rosen                          Vice President
Frank G. Skubic                     Vice President
Eileen S. Wallace                   Vice President
Sabrina Hurley                      Assistant Secretary
Bruce F. Alonso                     Director and Executive Vice President
Donald G. Kempf, Jr.                Director
John J. Mack                        Director
Robert G. Scott                     Director
Stephen S. Crawford                 Director




* The principal business address of the above-named individuals is Two World Trade Center, New York, New York 10048.

(c)  Compensation of Morgan Stanley DW Inc.


The following commissions and other compensation were received by each principal underwriter, directly or indirectly, from the Registrant during the Registrant's last fiscal year.

(1)            (2)                (3)                      (4)                (5)

Name of Principal         Net Underwriting        Compensation on          Brokerage
Underwriter               Discounts and           Redemption           Commissions
Compensation                Commissions
-----------------------------------------------------------------------------------------
Morgan Stanley DW Inc.                                               1,893,884.87


30.  LOCATION OF ACCOUNTS AND RECORDS

The Depositor, Allstate Life Insurance Company of New York, is located at One Allstate Drive, P.O. Box 9095, Farmingville, New York 11738. The Principal Underwriter, Morgan Stanley DW Inc., is located at Two World Trade Center, New York, New York 10048.

Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and the rules promulgated thereunder.

31.  MANAGEMENT SERVICES

None

32.  UNDERTAKINGS

The Registrant undertakes to file a post-effective amendment to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted. Registrant furthermore agrees to include either, as part of any application to purchase a contract offered by the prospectus, a toll-free number than an applicant can call to request a Statement of Additional Information or a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information. Finally, the Registrant agrees to deliver any Statement of Additional Information and any Financial Statements required to be made available under this Form N-4 promptly upon written or oral request.

REPRESENTATIONS PURSUANT TO SECTION 403(B) OF THE INTERNAL REVENUE CODE

The Company represents that it is relying upon a November 28, 1988 Securities and Exchange Commission no-action letter issued to the American Council of Life Insurance ("ACLI") and that the provisions of paragraphs 1-4 of the no-action letter have been complied with.

REPRESENTATION REGARDING CONTRACT EXPENSES

Allstate Life Insurance Company of New York represents that the fees and charges deducted under the Contracts described in this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Allstate Life Insurance Company of New York under the Contracts. Allstate Life Insurance Company of New York bases its representation on its assessment of all the facts and circumstances, including such relevant factors as: the nature and extent of such services, expenses and risks; the need for Allstate Life of New York to earn a profit; the degree to which the Contracts include innovative features; and the regulatory standards for exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all Contracts sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectus(es) contained herein, or any variations therein, based on supplements, endorsements, or riders to any Contracts or prospectus(es), or otherwise.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, Allstate Life of New York Variable Annuity Account II, has caused the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, all in the Township of Northfield, State of Illinois, on the 17th day of August, 2001.

                                ALLSTATE LIFE OF NEW YORK
                               VARIABLE ANNUITY ACCOUNT II
                                      (REGISTRANT)

                           BY: ALLSTATE LIFE INSURANCE COMPANY
                                       OF NEW YORK
                                       (DEPOSITOR)

                                     By: /s/Michael J. Velotta
                                     -------------------------
                                     Michael J. Velotta
                                     Vice President, Secretary and
                                       General Counsel




As required by the Securities Act of 1933, this Registration Statement has been duly signed below by the following directors and fficers of Allstate Life Insurance Company of New York on the 17th day of August, 2001.

*/THOMAS J. WILSON, II                     Chairman of the Board,
----------------------                     President and Director
Thomas J. Wilson, II                       (Principal Executive Officer)

/s/ MICHAEL J. VELOTTA                     Vice President, Secretary,
----------------------                     General Counsel and Director
Michael J. Velotta

*/SAMUEL H. PILCH                          Controller
------------------                         (Principal Accounting Officer)
Samuel H. Pilch

*/MARCIA D. ALAZRAKI                        Director
--------------------
Marcia D. Alazraki

*/MARGARET G. DYER                          Director
-------------------
Margaret G. Dyer

*/MARLA G. FRIEDMAN                         Director and Vice President
-------------------
Marla G. Friedman

*/VINCENT A. FUSCO                          Director and Chief
------------------                            Operations Officer
Vincent A. Fusco

*/CLEVELAND JOHNSON, JR.                    Director
-----------------------
Cleveland Johnson, Jr.

*/JOHN C. LOUNDS                            Director
----------------
John C. Lounds

*/J. KEVIN MCCARTHY                         Director
-------------------
J. Kevin McCarthy

*/KENNETH R. O'BRIEN                        Director
--------------------
Kenneth R. O'Brien

*/JOHN R. RABEN, JR.                        Director
--------------------
John R. Raben, Jr.

*/SALLY A. SLACKE                           Director
-----------------
Sally A. Slacke

*/STEVEN E. SHEBIK                          Director and Vice President
-------------------                         (Principal Financial Officer)
Steven E. Shebik

*/PATRICIA W. WILSON                        Director and Assistant Vice
--------------------                        President
Patricia W. Wilson


*/By Michael J. Velotta, pursuant to Power of Attorney, previously filed.

                                  EXHIBIT INDEX

Exhibit           Description

(4)(a)       Form of Contract for the Preferred Client Variable Annuity

(4)(b)       Form of Performance Death Benefit Rider for the Preferred Client
                Variable Annuity

(5)          Form of Application for Contract

(9)          Opinion and Consent of General Counsel*

(10)(a)      Independent Auditor's Consent*

(10)(b)      Consent of Foley & Lardner*

(13)         Performance Data Calculations*

(99)(d)      Power of Attorney for Steven E. Shebik

To be filed by pre-effective amendment.